10/18

04045726

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Metro Cash & Carry Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

FILE NO. 82- 4279 FISCAL YEAR 4-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: dlw

DATE: 10/26/04

Champion of the independent trader

METRO CASH AND CARRY LIMITED

ANNUAL REPORT 2004

CONTENTS

Group financial highlights	1
Segmental highlights	2
Salient features	3
A glance at the Group's activities	4
The board of directors	6
Chairman's and chief executive's report	8
Divisional reviews of the Group's operations	12
Corporate governance	20
Corporate social investment	22
Value added statement	24
Five year review	25
Annual financial statements	
Approval of annual financial statements	26
Certificate by Group company secretary	26
Report of the independent auditors	27
Directors' report	28
Directors' emoluments	30
Directors' shareholdings	30
Accounting policies	31
Segmental report	35
Group income statement	36
Group balance sheet	37
Group cash flow statement	38
Notes to the Group cash flow statement	39
Group statement of changes in shareholders' equity	40
Notes to the Group annual financial statements	41
Company income statement	53
Company balance sheet	53
Company cash flow statement	54
Company statement of changes in shareholders' equity	54
Notes to company annual financial statements	55
Interest in subsidiary companies	56
Interest in trading managed associated companies	57
Interest in associated company	57
Information relating to the Metro share incentive schemes	58
Analysis of shareholders	59
Shareholders' diary	59
Administration	60
Notice of meeting	61
Information relating to change of name	63
Form of proxy	65
Form of surrender	67

Metro

PROFILE

The Metro group of companies conducts business in sixteen countries as a distributor of groceries and other fast moving consumer goods

OBJECTIVES

Stakeholders

Ensure long term profitability for the benefit of all stakeholders

Provide shareholders with an acceptable return on their investment

Provide our people with merit based reward, the ability to create wealth and self-improvement through training and development

Business

Satisfy customer requirements through superior service and the supply of quality products at competitive prices

Support our suppliers by routing their products throughout our distribution network

Improve operational efficiencies throughout the Group and thereby establish a winning culture and image

Be constructive in the development of the social and economic futures of all countries in which the Group operates

MISSION

To be the leading distributor of fast moving consumer goods

Champion of the independent trader in all the countries in which the Group operates

Group financial highlights

Turnover for the year exceeds **R51 billion**

Income before tax exceeds **R1 billion**

Australian subsidiary grows profit after tax by **25%** in Australian Dollars

Cash generated by operating activities exceeds **R1.1 billion**

Metro

Segmental highlights

Australia

Turnover

R36 billion

Segment result

R917 million

Cash generated
by operating activities

R853 million

Africa

Turnover

R16 billion

Segment result

R316 million

Cash generated
by operating activities

R224 million

Metro

Salient features

R000	2004	2003	% change
Revenue	**51 517 132**	51 787 714	(0.5)
Operating income before depreciation and interest paid	**1 445 729**	1 467 497	(1.5)
Operating income before interest paid	**1 232 427**	1 233 891	(0.1)
Income before taxation and exceptional items (after goodwill and amortisation)	**1 006 512**	983 003	2.4
Operating margin to revenue (%)	**1.95**	1.9	2.6
Headline earnings per share (cents)	**25.8**	26.7	(3.4)
Cash generated by operating activities	**1 186 903**	1 004 139	18.2
Net interest bearing debt to capital employed* (%)	**33.7**	36.6	(7.9)

**Capital employed consists of shareholders' equity plus outside shareholders' interest*


Revenue
R billions
60
50
40
30
20
10
0
29.5
32.9
43.1
51.8
51.5
2000 2001 2002 2003 2004


Operating income before interest paid
R millions
1 500
1 200
900
600
300
0
758
634
933
1 234
1 232
2000 2001 2002 2003 2004


Cash generated by operating activities
R millions
1 250
1 000
750
500
250
0
154
332
1 085
1 004
1 187
2000 2001 2002 2003 2004


Net interest bearing debt to capital employed
%
150
125
100
75
50
25
0
145.6
113.4
77.9
36.6
33.7
2000 2001 2002 2003 2004

The following table illustrates the effect on the results due to the strengthening of the Rand against foreign currencies and reflects the approximate results that would have been achieved had the Rand remained constant at 2003 exchange rates –

R000	2004	2003	% change
Revenue	**54 700 000**	51 788 000	5.6
Income before taxation and exceptional items (after goodwill and amortisation)	**1 079 000**	983 000	9.8

A glance at the Group's activities



Australia

– 61% owned



METCASH TRADING AUSTRALASIA

IGA Distribution

Campbells Cash & Carry

Australian Liquor Marketers









Our global reach extends from the Republic of South Africa into Swaziland, Lesotho, Namibia, Botswana, Malawi, Zimbabwe, Kenya, Angola, Uganda, Madagascar, Mozambique, Israel, and as far afield as Hong Kong, Australia and New Zealand.





Africa

– 100% owned


Metcash
Africa

METCASH TRADING AFRICA

Cash and carry

Metro, Trador and Jaggers

Trade Centre

Liquor

Distribution and franchise operations

UMS buying group

Metcorp Trading export division







The board of directors



1 FREDERIK VAN ZYL SLABBERT*▲ *(64)*
BA, BA Hons (cum laude), MA (cum laude), D Phil
Independent non-executive chairman

2 CARLOS DOS SANTOS *(60)*
CA(SA)
Group chief executive
34 years' industry experience

3 JOHN GRAINGER *(54)*
Executive director
34 years' industry experience

4 BRIAN JOSEPH *(60)*
Dip Law
Group merchandise
36 years' industry experience

5 DORON KASHUV◆ *(57)*
BA (Econ), MBA
Non-executive director

6 ROY McALPINE* *(63)*
BSc, CA
Independent non-executive director

7 HILTON MER *(46)*
BCom, LLB
Chief executive – Metcash Trading Africa Limited
8 years' industry experience

8 GAVIN PIETERSE▲ *(44)*
Non-executive director

9 ANDREW REITZER *(50)*
BCom, MBL
Chief executive – Metcash Trading Limited, Australasia
26 years' industry experience

10 GERALD RUBENSTEIN *(70)*
BProc
Independent non-executive director

11 DUDLEY RUBIN *(60)*
CA(SA), HDip BDP, MBA
Group finance
21 years' industry experience

12 SHEPHERD SHONHIWA▲# *(50)*
MBA, Hon BAdmin, BAdmin, Dip SocSc,
Dip HR Management
Independent non-executive director

13 RONNIE TAUROG *(59)*
BCom, LLB (cum laude)
Group corporate strategy
24 years' industry experience

14 CHARLES TURNER* *(53)*
CA(SA), HDip Tax, AEP,
EDP (World Bank)
Non-executive director




8
14
6
13
4
9
1
10
2
3
7
5
12
11

*Audit committee member ▲Remuneration and nominations committee member ◆Israeli #Zimbabwe

Chairman's and chief executive's report

DEAR SHAREHOLDER

We have reached the end of an era at Metro. This is our last report on the company in its present form, and it is with some pride, and a tinge of sadness, that we reflect on a group that became an icon of South African business and a global player of note.

The momentous events of the past year have given birth to a new-look Metro, with its only asset a 61% share in the Australian subsidiary. The management buy-out ("MBO") with upfront BEE participation sees the South African and African operations restructured into a giant all-Africa private company – the largest initiative of its kind in the retail and wholesale sector.

These developments signal a dramatic change in direction for the Group which, in 1992, set itself a vision of pursuing global expansion. This policy proved so successful that in the financial year to 30 April 2004, 70% of the Group's turnover and 75% of its operating profits were earned offshore. Our global standing was underpinned when Metro was ranked the fourth most global company in 2003 at South Africa's Most Global Companies Awards. At the time, Metro was also the second largest South African industrial company measured by turnover.


30%
70%

Group turnover


25%
75%

Operating income


40%
60%

Total assets

AUSTRALIA
AFRICA

Year's highlights

The MBO and empowerment deal, which will create opportunities for a whole new generation of shareholders, including Metro employees.

The successful bedding down of the Seven Eleven acquisition.

Good results for the Group in the face of the strong Rand, stiff competition in mature markets, and price deflation in many of our main product lines.

Frederik van Zyl Slabbert
Group chairman

Carlos dos Santos
Group chief executive



Financial performance

Group turnover totalled R51.5 billion, and operating income exceeded R1.2 billion. Comparing like for like on a constant currency basis, turnover would have increased by R3.2 billion, or 6%, and pre-tax profits by R72 million, or 7%.

Earnings before exceptional items and taxation exceeded R1.06 billion and headline earnings per share were 25.8 cents.

Cash generated by operations exceeded R1.1 billion and foreign borrowings were reduced by a further A$86 million.

"It is with some pride, and a tinge of sadness, that we reflect on a group that became an icon of South African business and a global player of note"

The management buy-out and empowerment

In December last year, we announced that Metro had entered into discussions with African Renaissance Holdings Limited ("ARH") to allow it to participate in the South African and African operations to create a massive all-Africa group – MetAf – with a projected turnover of some R16 billion.

However, these plans were superseded in May this year when the independent members of the board agreed to support a proposal from two of Metro's major shareholders, RMB Asset Management and Stanlib Asset Management, that Metro management and a BEE consortium led by ARH, buy all the assets of the Group, except for the 61% shareholding in Metcash Trading Limited, Australasia, for R1.3 billion. This resulted in a new direction for the Group and will unlock considerable wealth for shareholders. On completion of the deal, a distribution of approximately 61 cents per share, after expenses and taxation, will be due to shareholders, who will, in addition, retain their shareholdings in Metro.

The empowerment aspect of the deal is particularly pleasing for us as Metro has embraced this principle for many years and it offers our partners the opportunity upfront of purchasing 25.1% of the company.



Chairman's and chief executive's report *continued*



LEKGAU MACAULAY MATHABATHE

1925 – 2003

Shareholders will have read with sadness of the death of Lekgau Mathabathe on 31 August 2003. Lekgau joined Metro Cash and Carry Limited in September 1993 as Group human resources director, a position he held until his death. His wisdom, wide experience and commitment to the Metro family will be sorely missed.

Lekgau devoted much of his time to improving the lot of the less fortunate and was involved in the establishment and support of old aged homes, orphanages and educational institutions. Teaching was his passion and he was the principal of the Morris Isaacson School during the dark days of the 1976 riots. His contribution to society in general and to a free and democratic South Africa will live long in our memories.

Lala Hahle dear friend.

At the same time, the MBO widens the scope for creating wealth for many people. Not only management and our partners, but every one of Metro's employees in Africa will participate in the allocation of shares.

For many years, Metro has vigorously pursued a policy of empowerment, which has left MetAf with an enviable legacy in this regard. MetAf inherits a company in which more than 50% of managers in South Africa are previously disadvantaged, and the figure rises to more than 75% when the whole of Africa is included. Metro's comprehensive training programmes have focused on people development and courses for others outside the company. As an accredited member of the government's Sectoral Educational Training Authority ("SETA"), the company has, over the past two years, provided free training for some 220 unemployed black people in terms of our learnership programme. In addition, over that period, we provided training for some 2 000 customers. Every one of Metro's employees is required to attend at least one training or re-training course each year.

Appreciation

Over the years, the Metro "family" – employees, customers and suppliers – has been the powerful dynamic that has taken the company to the top of the tree. To all of them, we say a big thank you and wish Hilton Mer and his team all the best in the new venture. Hilton's team will no doubt become an even bigger force in Africa.

We take this opportunity of remembering our recently-deceased colleague, Lekgau Mathabathe, who, as an executive director of the Group, played an important role in the Group's affairs as well as in the community.


IGA
INDEPENDENT GROCERS OF AUSTRALIA
It's your



We also pay tribute to John Grainger, who did sterling work in running our Rest of Africa operations, often under extremely trying circumstances.

Special thanks are also due to Andrew Reitzer, our CEO in Australia, for delivering another set of excellent results.

To our fellow directors, thank you for your hard work, support and wise counselling, particularly in a year when so many key decisions needed to be made.

The future

Our remaining asset, Metcash Trading Limited, Australasia, is well positioned to increase market share in its three core businesses – IGA Distribution, Campbells Cash & Carry and Australian Liquor Marketers – and to show satisfactory sales and profit growth in the year ahead.

"Metcash Trading Limited, Australasia, is well positioned to increase market share in its three core businesses . . . and to show satisfactory sales and profit growth in the year ahead"

Frederik van Zyl Slabbert
Group chairman

Carlos dos Santos
Group chief executive

Divisional review of the Group's operations



Andrew Reitzer
Chief executive – Metcash Trading, Australasia

METCASH TRADING LIMITED, AUSTRALASIA ("METCASH TRADING")

THE EXECUTIVE COMMITTEE

Andrew Reitzer
(Chief executive) (50)
*26 years**

Ken Bean
(Logistics and corporate development) (51)
*34 years**

Peter Dubbelman
(Campbells Cash & Carry) (48)
*23 years**

Bernard Hale
(Information technology) (48)
*23 years**

Mike Jablonski
(Merchandise) (50)
*32 years**

Edwin Jankelowitz
(Finance) (61)
*6 years**

Lou Jardin
(IGA Distribution) (47)
*18 years**

David Johnston
(Human resources) (52)
*26 years**

John Randall
(Company secretary) (62)
*7 years**

Mike Wesslink
(Australian Liquor Marketers) (57)
*32 years**

**Industry experience*

This division, listed on the Australian Stock Exchange, employs 4 317 people and has three business pillars – IGA Distribution, marketing and distributing grocery products to 4 000 independent retailers; Australian Liquor Marketers, the largest broad range liquor distributor in Australia and New Zealand; and Campbells Cash & Carry, servicing the convenience grocery and liquor market through cash and carry stores and convenience store distribution centres.

Review

Metcash Trading generated another record performance, exceeding its forecast for the 2004 financial year.

Net profit after tax rose 25.1% to A$101.7 million, struck on 7.1% sales growth to A$7.2 billion for the year to 30 April 2004.

One of the features of the result was the strong 15.5% growth in the Group's operating cash flow before tax from A$148 million to A$171 million.

Metcash Trading's implementation of major supply chain initiatives – with the creation of mega distribution centres, new picking technology and closer collaboration with suppliers – has resulted in vastly improved operating efficiencies and customer satisfaction levels. The "cost of doing business" reduced from 71% of gross profit in 2003 to 68% in 2004.

"Metcash Trading generated another record performance, exceeding its forecast for the 2004 financial year"


brations
rations





Divisional review of the Group's operations *continued*

METCASH TRADING LIMITED, AUSTRALASIA ("METCASH TRADING") *continued*

IGA Distribution

The Australian Group's largest business posted strong sales growth of 6.1% to A$3.96 billion, while earnings before interest and tax (EBIT) rose 17% to A$131 million.

This strong sales growth is evidence of the continually improving competitive positioning of IGA retailers, and was achieved despite low inflation, further acquisitions of customers' stores by the major chains and heavy price competition. Excluding the Franklins business, where the supply agreement will terminate on 31 January 2005, sales grew 5.5%.

IGA, Foodworks and AUR customer groups all continued to show strong sales growth, with highlights being the successful launch of 250 "Supa IGA" supermarkets and the innovative IGA fuel offer.

Thirty-nine new stores were opened during the year, and 65 major store refurbishments were completed, while strong marketing, branding and pricing strategies delivered high customer satisfaction.

Plans over the next three years include the opening of 45 new "Supa IGA" stores, 30 "Valuemarts" and the capture of A$1 billion of direct supply business.

Campbells Cash & Carry

This operation produced a standout performance, posting sales growth of 6.1% to A$1.005 billion – the first time the division has broken through the A$1 billion barrier. EBIT rose 43.7% to A$15 million, with confectionery sales rising 66% (4.8% gain in market share) as a result of the strategy to lift market share significantly in this grocery category.


70%
Group turnover


75%
Operating income


60%
Total assets







Australian Liquor Marketers

Sales performance was boosted by 9.4% to A$2.2 billion, while EBIT rose 17.3% to A$34.6 million. Strong growth of 44% was achieved in the on-premise market, while the division's efforts to consolidate its customers' banners were launched with the creation of Independent Brands Australia (IBA) which is expected to have over 1 200 stores under "Cellarbrations", "Cheeers" and "LiquorForce" brands by the end of 2005.

Prospects

The division is confidently expected to continue to show satisfactory growth in sales and profit in the 2005 financial year. Additionally, good progress is being made in identifying a suitable acquisition to become Metcash Trading's fourth business pillar.


AUSTRALIAN LIQUOR MARKETERS PTY. LTD.
Cheeers
IGA
Amalgamated Confectionery Wholesalers Pty Ltd
Metcash
TRADING LIMITED AUSTRALASIA
FOODWORKS
BLACK & GOLD
Campbells Wholesale Cash & Carry
INDEPENDENT BRANDS AUSTRALIA PTY LTD
SUPA IGA
Cellarbrations
AUSTRALIAN LIQUOR MARKETERS PTY. LTD.

Metro



Hilton Mer
Chief executive – Metcash Trading Africa

METCASH TRADING AFRICA LIMITED

The Southern African operation with a staff complement of 6 326 people, operates 145 cash and carry stores under the Metro and Trador banners, twelve Trade Centre hyper wholesalers, 47 liquor outlets, five distribution centres and four Stax outlets, in South Africa, Namibia, Swaziland and Lesotho. In addition, it has various franchise and banner identities such as Friendly Seven Eleven and Lucky 7 as well as a powerful house brand, Family Favorite.

The African operation with a staff complement of 4 441 people, operates 263 stores in Botswana, Kenya, Uganda, Malawi, Zimbabwe, Mozambique and Angola. It is the number one player in six of the seven markets in which it operates.

Review

We report on Africa as a whole, whose operations are subject to the management buy-out and empowerment deal.

The trading environment was extremely difficult throughout the various countries of operation and the strong Rand did not help matters.

In South Africa, CPI was almost static at 0.4%, unemployment figures remained high, while inflation was in single digit figures in most of the African countries in which we operate. This was not true of Zimbabwe, where hyperinflation was the order of the day, although this deconsolidated operation did extremely well.

THE EXECUTIVE COMMITTEE

Hilton Mer
(Chief executive) (46)
*8 years**

Johnny de Gouveia
(Rest of Africa/Metcorp Trading) (40)
*8 years**

Allan Herman
(General merchandise) (47)
*23 years**

Prakash Hira
(Friendly Distribution Centres) (46)
*20 years**

Frans Kotze
(Internal audit and loss control) (43)
*15 years**

Rob Newman
(Food merchandise) (53)
*29 years**

Danny O'Connor
(Cash and carry and Trade Centre) (46)
*16 years**

Nick Parsons
(Management information systems) (46)
*18 years**

Dave Perlstein
(Finance) (50)
*5 years**

Danie Pretorius
(Human resources and legal) (42)
*4 years**

**Industry experience*

"The management buy-out offers great opportunities for all Metro employees in Africa"







Divisional review of the Group's operations *continued*

Operations in the Rand monetary area – the Group's largest African portfolio – were also subject to tough competitive conditions exacerbated by price deflation in a number of our major product categories. Aggressive measures were taken to protect market share – particularly in Botswana – but at the expense of gross margin.

The Malawi and Angola operations did very well, while most businesses exercised sound cost controls.

The strong Rand also negatively affected the performance of the export businesses, Metcorp Trading and Metspan.

Overall, the results were satisfactory under the circumstances, and we were able to achieve a pre-interest margin of more than 2%.

Highlights

The Seven Eleven deal became effective in December 2003 and this franchise operation has settled down well.

A 10 000 m^2 Trade Centre and accompanying Liquor World, was opened in Cape Gate, Cape Town.

Several new stores were launched throughout Africa.

The Unitrade Management Service (UMS) buying group continued to prosper.

The Group provided sponsorship for the United Nations Food and Agricultural Congress for Africa, hosted by the SA Department of Agriculture.

The training and development department continued to add enormous value to staff, franchisees and banner members and, in consultation with the SA Department of Labour, to learners not connected with the company.

Centralisation of the merchandise function to maximise buying power was consolidated in Southern Africa.


30%

Group turnover


25%

Operating income


40%

Total assets


Jaggers
home centre


friendly.
eleven
friendly.

The road ahead

The management buy-out offers great opportunities for not only our senior executives, but for all Metro employees in Africa who will all be allocated shares in the new company, to be known as Metcash Trading Africa Limited. The empowerment aspect, in which we link up with ARH, is particularly exciting and is the largest undertaken in the wholesale and retail grocery sector. The deal offers a number of synergistic advantages – and will unlock considerable value for Metro shareholders. All of us involved in this venture are eager to embrace the challenges ahead and, with a commencing turnover of some R16 billion, to develop an African giant.

Appreciation

As this is the last opportunity for us to participate in the Metro annual report, we would like to place on record our sincere thanks to those suppliers of goods and services who have supported us over the years. We look forward to continuing our relationships in the new venture.


FAMILY FAVORITE
Astor
McConnell & Co.
TRADE CENTRE
TRADOR
IT'S YOUR CHOICE!
LIQUOR WORLD
TRADE CENTRE
Metcash
Africa
CAPITAL TOBACCO Co
TRADING LIMITED
STAX
friendly.
eleven
VIVA
SUPA-SAVE
UMS
Jaggers
Buy Rite

Corporate governance

The Group is fully committed to the principles contained in the code of Corporate Practices and Conduct as set out in the King Report II and similar codes practised in other countries ("the codes"), as well as to the implementation of the codes into the Group's corporate governance policies.

Code of conduct and ethics

All employees are required to maintain the highest ethical standards in ensuring that business practices are conducted in a manner which, in all reasonable circumstances, is above reproach. The Group's code of ethics is benchmarked against best practices. Consequently, effective mechanisms of employee protection are in place which promote internal control policing and incentives for transparent communication. Appropriate steps are taken to ensure that senior employees are restricted from buying and selling shares in listed Group companies during sensitive periods, which periods begin 1 October and 1 April of each year and end with the publication of the interim and final profit announcements, respectively. Formal codes of conduct and ethics have been established and published by the various operating companies in the Group.

Board of directors

Metro has an independent non-executive chairman, three independent non-executive directors and three other non-executive directors. The composition of the main board is detailed on pages 6 and 7 of this report. The Group follows a decentralised approach with regard to the day-to-day running of its operations. Meetings of the various executive committees and boards are held at regular intervals, but not less than once per quarter. The board defines levels of responsibilities and authorities, thus ensuring that the process of delegation to management is effective and transparent. Succession planning has been formalised and is reviewed on a regular basis. The directors may, if necessary, take independent professional advice at the company's expense. No director has a fixed period service contract and the directors are subject to retirement by rotation in terms of the company's articles of association. A formal charter for the board of directors is in the process of development.

Directors' responsibilities for financial reporting

The directors are ultimately responsible for the preparation of the annual financial statements and related financial information that fairly present the state of affairs and the results of the Group and of the company. The external auditors are responsible for independently auditing and reporting on these annual financial statements in conformity with South African Statements of Generally Accepted Accounting Practice. Suitable accounting policies consistently applied and supported by reasonable and prudent judgments and estimates have been used in the preparation of the financial statements.

Remuneration and nominations committee

The remuneration and nominations committee comprises three non-executive directors, two of whom are independent non-executives. The Group chief executive attends the meetings of this committee by invitation. All meetings are chaired by a non-executive director. The committee reviews and approves the remuneration and terms of employment of the main board executive directors. It also recommends the fees that should be paid to non-executive directors. The process adopted by this committee for the appointment of new directors commences with identification of suitable candidates, followed by extensive interviews and finally, recommendation to the board for formal approval. An orientation and training programme for new directors is conducted in conjunction with various executive directors. In addition, each business pillar has similarly constituted remuneration and nominations committees. A formal charter for the remuneration and nominations committee is in the process of development.

Audit, risk and compliance committee

This committee comprises three non-executive directors, two of whom are independent non-executives. The Group chief executive and Group financial director attend the meetings of this committee by invitation. All meetings are chaired by a non-executive director. The committee meets twice annually with management, internal auditors and the independent external auditors to review the annual financial statements and accounting policies, as well as the effectiveness of the internal control systems. In addition, each business pillar has similarly constituted audit, risk and compliance committees. A formal charter has been drafted and adopted for each of these committees.

Internal controls, internal audit and risk management

The board is responsible for the Group's systems of internal control and risk management. The responsibility for the adequacy, extent and operation of these systems is delegated to the executive directors. In order to fulfil this responsibility, management maintains accounting records and has developed, and continues to maintain, appropriate systems of internal control. The Group's internal controls and systems are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability for its assets. These controls and systems are based on established organisational structures, policies and procedures and are implemented, monitored and maintained by trained personnel with appropriate segregation of duties, authority and reporting lines. Advanced computer hardware and software technologies are extensively employed. The internal audit department, which reports to the chief executive, performs an independent examination and evaluation of the Group's activities and resultant business risks. The internal auditors issue regular reports on their activities which are made available to the external auditors. Formal risk management sub-committees, which report to the respective boards and Group audit, risk and compliance committees, have been appointed as considered appropriate. Disaster management planning is dealt with by the various boards, audit risk and compliance committees or risk management committees, as the case may be.

Management reporting

Comprehensive management reporting disciplines are employed within the Group, including the preparation of formal annual budgets by all operating units. These budgets are approved by the board of directors and actual results attained are monitored against these on a monthly basis, as well as with results of the previous year.

Going concern

The annual financial statements and Group annual financial statements set out on pages 28 to 58 have been prepared on the going concern basis, since the directors have every reason to believe that the Group has adequate resources with which to continue in operation for the foreseeable future.

Corporate social investment

Our people

Underpinning everything that Metro does are its employees in various countries throughout the world.

Drawn from all sectors of the communities, people are selected and promoted on merit and each employee is treated as an individual whose right to collective bargaining through established trade unions is recognised and respected.

Management encourages free-flowing, two-way communication with its people through informal discussions, bulletin boards and focused staff publications.

Structured and practical in-house training programmes, study grants, bursaries, productivity incentives and loyalty rewards are in place to encourage the development of each and every employee.

Education and ongoing training are high priorities. These efforts include protégé programmes which seek to identify people for management positions, an accelerated development course to enable employees to further their studies at tertiary educational institutions, computer courses and external executive and management development programmes.

The Group has played a prominent role in developments at the Sectoral Educational Training Authority ("SETA") in South Africa and is now accredited as an internal and external skills provider. The Group has registered two learnerships with SETA, one internally for protégés and the other for external learners with tertiary education skills.

Annually, a substantial number of employees attends a variety of courses. In addition, the Group contributes towards housing and retirement benefits and provides employees with equity participation through share as well as structured profit incentive schemes.

The Group is committed to its policy of providing equal opportunity to all employees as well as to the upliftment of disadvantaged communities. To this end, the Group is well advanced in meeting all requirements of the Employment Equity and Skills Development Acts in South Africa and is proud of the success achieved with the policy of training and appointing employees from within. This policy, developed from management's philosophy over many years, has resulted in a suitably representative proportion of management appointments from disadvantaged communities.

The community

Metro's objective is to ensure that it plays a responsible and constructive role in the social and environmental affairs and development of the various communities within which the Group conducts business.

As regards its operations in various African countries in particular, Metro has made, and continues to make, a considerable contribution to economic empowerment.

The Group has a continuing involvement in community projects such as crèches, old aged homes, educational and health institutions, and school feeding schemes. In addition, the Group actively supports various institutions involved with the mentally and physically disabled, orphanages and general welfare.

Metro has for a number of years involved itself as a patron in the Business Against Crime movement in South Africa. The "Operation Friendly" initiative launched in 2003 by the Friendly Distribution Centres, involving police stations in the catchment areas of its franchisee stores, continues to grow. This is a performance-linked arrangement on the understanding that any ongoing support is entirely dependent on those police stations attaining certain specified crime reduction targets.

Our customers

The Group champions independent traders in all the countries in which it operates. It is thanks to Metro's establishment of voluntary and formal franchise chains commencing at spaza store level, coupled with its training programmes in subjects ranging from bookkeeping to basic business principles and store layout, plus its buying power and support functions, that so many independent traders today have a growth path and the status, security and prosperity they deserve.

HIV/Aids awareness

Metro remains acutely conscious of the threat to the African region, its various communities and economies resulting from HIV/Aids and is actively involved with the development and implementation of appropriate awareness programmes and health projects in this regard. In addition, the Group works closely with and provides financial support to certain organisations in different African countries such as the Federation of Ugandan Employees, SIMAS in Zimbabwe, SEAKA in Angola and various orphanages that care for HIV/Aids infected children, including Cotlands Orphanage in South Africa, Thamaga Orphanage in Botswana and four such orphanages in Malawi.

The environment

Metro actively supports initiatives relating to the protection and preservation of the environment. Cognisance of these issues is taken in the selection of trading sites and the general conduct of business in the countries in which the Group operates.

Value added statement

for the year ended 30 April 2004

	2004 R000	Value added %	2003 R000	Value added %
CREATION OF WEALTH				
Group turnover	**51 491 789**		51 763 644	
Cost of merchandise and expenses net of sundry income	**47 981 126**		48 166 869	
Value added	**3 510 663**		3 596 775	
DISTRIBUTION OF WEALTH				
To employees – salaries and benefits	**2 067 661**	**59.0**	2 111 232	58.7
To government – taxation	**341 653**	**9.7**	328 991	9.1
To providers of capital				
Interest on borrowings	**168 848**	**4.8**	197 264	5.5
Outside shareholders	**250 655**	**7.1**	232 378	6.5
To maintain and expand the Group				
Depreciation and amortisation	**270 369**	**7.7**	287 230	8.0
Retained income	**411 477**	**11.7**	439 680	12.2
	3 510 663	**100.0**	3 596 775	100.0

DISTRIBUTION OF WEALTH


2004
19.4%
11.9%
9.7%
59.0%

○ To employees
● To government
● To providers of capital
● To maintain and expand the Group


2003
20.2%
12%
9.1%
58.7%

Five year review

for the years ended 30 April

	Compound annual growth %	2004	2003	2002	2001*	2000**
INCOME STATEMENT						
Revenue – continuing operations	15.0	**51 517 132**	51 787 714	43 089 541	32 923 650	29 463 761
Operating income before depreciation and interest		**1 445 729**	1 467 497	1 115 567	791 948	903 383
Depreciation		**(213 302)**	(233 606)	(182 620)	(158 332)	(145 584)
Operating income before interest paid		**1 232 427**	1 233 891	932 947	633 616	757 799
Interest paid		**(168 848)**	(197 264)	(194 906)	(213 340)	(124 880)
Operating income before taxation	13.9	**1 063 579**	1 036 627	738 041	420 276	632 919
Taxation		**(341 653)**	(328 991)	(248 978)	(99 645)	(152 959)
Minorities		**(250 655)**	(232 378)	(168 390)	(132 380)	(92 183)
Exceptional items		**(2 727)**	18 046	183 021	(444 696)	-
Amortisation of goodwill		**(57 067)**	(53 624)	(43 222)	(26 138)	(48 883)
Attributable income for the year	5.0	**411 477**	439 680	460 472	(282 583)	338 894
Headline earnings	5.4	**460 864**	456 700	342 444	69 465	373 715
BALANCE SHEET						
Non-current assets		**2 492 211**	2 133 810	2 231 685	1 581 429	1 889 057
Bank balances and cash		**395 899**	631 660	808 415	307 562	405 103
Other current assets		**7 979 664**	6 572 032	6 804 366	5 964 922	5 236 524
Total assets		**10 867 774**	9 337 502	9 844 466	7 853 913	7 530 684
Interest bearing debt		**1 354 620**	1 476 005	2 166 639	1 888 635	1 967 815
Other liabilities and provisions		**6 668 434**	5 583 550	5 934 346	4 571 532	4 489 462
Total liabilities		**8 023 054**	7 059 555	8 100 985	6 460 167	6 457 277
Net assets		**2 844 720**	2 277 947	1 743 481	1 393 746	1 073 407
Shareholders' equity		**2 090 920**	1 612 067	1 301 016	1 088 930	855 320
Minority interests		**753 800**	665 880	442 465	304 816	218 087
Capital employed	27.6	**2 844 720**	2 277 947	1 743 481	1 393 746	1 073 407
CASH FLOW STATEMENT						
Cash generated by operating activities	66.8	**1 186 903**	1 004 139	1 085 118	332 331	153 501
Net cash flows from operating activities		**752 674**	487 705	787 560	(128 707)	(139 782)
Net capital expenditure		**(214 657)**	(232 249)	127	(190 566)	(121 331)
Net cash flows from investing activities		**(289 221)**	(100 442)	93 855	68 513	107 600
Net cash flows from financing activities		**(605 643)**	(226 455)	(472 876)	179 739	168 972
(Decrease)/Increase in cash resources		**(356 847)**	(71 441)	408 666	(71 021)	15 459
PERFORMANCE (cents per share)						
Headline earnings		**25.8**	26.7	20.2	5.2◆	31.5
Attributable income/(loss)		**23.0**	25.7	27.2	(21.0)	28.5
Net asset value		**116.3**	92.7	76.2	64.6	68.6
Dividends		**—**	—	—	—	11.5
SHARE STATISTICS						
Total number of shares (million)		**1 798.2**	1 739.0	1 707.8	1 685.8	1 246.6
Weighted number of shares (million)		**1 788.9**	1 712.0	1 693.2	1 347.8	1 188.1
Market price (cents per share)						
At 30 April		**232**	170	230	116	511
Highest		**265**	176	270	545	735
Lowest		**175**	170	92	95	400
Market capitalisation (million)		**4 171.8**	2 956.3	3 927.9	1 955.5	6 370.1
RETURNS AND PRODUCTIVITY						
Income before tax and exceptional items to revenue (%)		**1.95**	1.9	1.6	1.2	2.0
Revenue per employee (R000)	18.6	**3 412**	3 314	2 701	1 815	1 724
SOLVENCY AND LIQUIDITY						
Net interest cover (times)		**7.0**	6.0	4.8	3.1	6.3
Net interest bearing debt to capital employed (%)		**33.7**	36.6	77.9	113.4	145.6
Net interest bearing debt to total assets (%)		**8.8**	9.0	13.8	20.1	20.8
Cash generated by operating activities to interest bearing debt (%)		**87.6**	68.0	50.1	17.6	7.8
Net cash flows from operating activities to headline earnings		**1.6**	1.1	2.3	(1.9)	(0.4)
OTHER STASTISTICS						
Number of employees		**15 097**	15 627	15 956	18 139	19 203
Number of stores		**500**	508	508	707	703

* *Income statement restated for deconsolidation of Zimbabwe operation*

** *Income statement restated for the change in the basis of accounting for the investment in Israel*

◆ *After exceptional write offs totalling R445 million and rights issue in respect of 384 615 385 shares*

Approval of annual financial statements

The annual financial statements set out in this report have been prepared by management in accordance with South African Statements of Generally Accepted Accounting Practice. They incorporate full and responsible disclosure and are based on appropriate accounting policies which have been consistently applied except as shown in note 19 and which are supported by reasonable and prudent judgments and estimates.

The annual financial statements and Group annual financial statements set out on pages 28 to 58 were approved by the board of directors on 30 July 2004.

Dr F van Zyl Slabbert
Group chairman

C S dos Santos
Group chief executive

Certificate by Group company secretary

In my capacity as Group company secretary, I hereby confirm, in terms of the Companies Act, 1973, as amended, that, for the year ended 30 April 2004, the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act and that all such returns are true, correct and up to date.

P M Gishen (Miss)
Group company secretary

Johannesburg
9 September 2004

To the members of

METRO CASH AND CARRY LIMITED

We have audited the annual financial statements and Group annual financial statements set out on pages 28 to 58. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes –

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion these financial statements fairly present, in all material respects, the financial position of the company and the Group at 30 April 2004 and the results of their operations, cash flow information and changes in equity for the year then ended in conformity with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

Ernst + Young

Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
9 September 2004

Directors' report

for the year ended 30 April 2004

The directors have pleasure in submitting their report together with the annual financial statements for the year ended 30 April 2004.

Nature of business

The company is an investment holding company. The subsidiaries and trading managed associated companies and associated company are engaged in the distribution of groceries and other fast moving consumer goods.

Financial results

The results of operations for the year are set out in the income statements.

Subsidiary and trading managed associated companies

Details are provided in the annexures on pages 56 and 57.

The attributable interest of the company in the aggregate profits and losses after taxation and exceptional items of the subsidiaries and trading managed associated companies is as follows –

	2004	2003
	R000	R000
Profits	**473 334**	526 031
Losses	**(61 857)**	(86 351)

Dividends

No dividends were declared in respect of the financial year ended 30 April 2004 (2003: Nil).

Change of name

It is proposed that the name of the company be changed to Metoz Holdings Limited ("the change of name") in order to more appropriately reflect the nature of the company's activities following the management buy-out detailed on page 29. Subject to shareholder approval at the annual general meeting on Tuesday, 26 October 2004, and registration of the special resolution by the Registrar of Companies, the JSE Securities Exchange South Africa ("the JSE") has approved the change of name. The abbreviated name will be "METOZ" and its alpha code on the JSE SETS trading system will be "MOZ". The ISIN code will change to "ZAE000057410". The company will continue to be listed in the "General Retailers – Discount and Super Stores and Warehouses" sector of the JSE. Shareholders are referred to page 63 for important dates and times, procedure for the surrender of documents of title by certificated shareholders and exchange control regulations in relation to the change of name.

Directorate and secretary

Details of the directorate and secretary in office at the year end and at the date of this report are set out on pages 6, 7 and 60.

Mr L M Mathabathe, an executive director of the company, passed away on 31 August 2003, after a long illness. Mr C F Turner joined the board on 23 September 2003. There were no other changes to the board during the financial year nor have any changes occurred between the end of the financial year and the date of this report.

In accordance with the company's articles of association, Messrs B Joseph, G H Pieterse, A Reitzer, V D Rubin and C F Turner retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

Attendance at meetings

The names of directors and members of committees of the board are outlined below. The attendance of the directors at meetings of the board and of its committees during the financial year were –

	Board of directors		Audit, risk and compliance committee		Remuneration and nominations committee	
	Attended	Maximum possible	Attended	Maximum possible	Attended	Maximum possible
Dr F van Zyl Slabbert	5	5	2	2	3	3
C S dos Santos	5	5	2▲	2	3▲	3
J L Grainger	5	5				
B Joseph	5	5				
D Kashuv	3	5				
L M Mathabathe➤	1	1				
J R McAlpine	5	5	2	2		
H Mer	5	5				
G H Pieterse	4	5			3	3
A Reitzer	2	5				
G B Rubenstein	4	5	2	2		
V D Rubin	4	5	2*	2		
S O Shonhiwa	5	5			3	3
R D Taurog	5	5	2*	2		
C F Turner✦	3	3	1	1		

▲*By invitation, as chief executive*

➤*Passed away on 31 August 2003*

**By invitation, as group financial director and group corporate strategy director, respectively*

✦*Attended board meeting held on 23 September 2003 by invitation and was appointed to the board in the course of that meeting*

Share incentive schemes

Information relating to the share incentive schemes is set out in notes 18 and 19 and on page 58.

Holding company

The company has no holding company.

Special resolutions

No special resolutions were passed during the financial year.

Share capital

There were no changes to the authorised share capital during the year under review. The issued share capital of the company was increased by the issue of 53 143 987 shares on 7 July 2003 in terms of a capitalisation award announced on 4 June 2003.

Events subsequent to balance sheet date

During the last quarter of 2003, the two operating divisions of the company in Africa were merged through the acquisition by Metcash Trading Limited ("Metrade") of the company's African businesses in Angola, Botswana, Kenya, Madagascar, Malawi, Mozambique, Uganda and Zimbabwe. An arrangement was entered into with African Renaissance Holdings Limited ("ARH") in terms of which ARH would lead Metro's black economic empowerment ("BEE") initiative with a view to procuring a 25.1% BEE participation in Metrade. It was anticipated that the merged company would be listed separately on the JSE, as announced on 4 December 2003.

Two of Metro's major shareholders subsequently indicated that they would prefer Metro management and a BEE consortium led by ARH to acquire Metrade on a leveraged buy-out basis ("the proposal") as they believed that this would unlock greater value in the short term. At a special meeting of directors held on 5 May 2004 to consider the proposal, the non-executive directors, excluding Messrs G H Pieterse and C F Turner, who recused themselves, agreed to support the proposal on behalf of the board. Accordingly, it was announced that Metrade would be acquired by a consortium comprising a group of Metro executives and others led by Messrs C S dos Santos and H Mer, and a BEE consortium led by ARH, for a cash consideration of R1.3 billion which, after deduction of costs and taxes, will be distributed to shareholders of the company in the most efficient manner.

A circular containing full details of the proposal is in the course of preparation and will be posted to shareholders in due course.

No other material fact or circumstance has occurred between the end of the financial year and the date of this report.

Directors' emoluments

for the year ended 30 April 2004

	Fees		Salary		Bonus		Retirement and medical benefit		Total	
	2004 R000	2003 R000	**2004 R000**	2003 R000	**2004 R000**	2003 R000	**2004 R000**	2003 R000	**2004 R000**	2003 R000
Non-executive										
Dr F van Zyl Slabbert – Chairman	**542**	477							**542**	477
J R McAlpine	**123**	78							**123**	78
D Kashuv	**84**	114							**84**	114
G H Pieterse	**118**	68							**118**	68
G B Rubenstein	**133**	83							**133**	83
S O Shonhiwa	**143**	83							**143**	83
C F Turner*	**65**	—							**65**	—
Executive										
C S dos Santos – Chief executive			**3 281**	2 846	**1 535**	1 000	**374**	341	**5 190**	4 187
J L Grainger			**2 180**	2 109	**507**	193	**151**	195	**2 838**	2 497
B J Hale			**—**	799	**—**	301	**—**	102	**—**	1 202
B Joseph			**1 597**	1 392	**625**	301	**220**	192	**2 442**	1 885
L M Mathabathe➤			**393**	917	**361**	156	**9**	22	**763**	1 095
H Mer			**2 303**	1 952	**904**	373	**330**	260	**3 537**	2 585
A Reitzer▲			**5 330**	5 213	**623**	1 336	**270**	53	**6 223**	6 602
V D Rubin			**1 599**	1 392	**625**	301	**208**	181	**2 432**	1 874
R D Taurog			**1 599**	1 392	**625**	301	**206**	178	**2 430**	1 871
	1 208	903	**18 282**	18 012	**5 805**	4 262	**1 768**	1 524	**27 063**	24 701

Notes

➤*Passed away on 31 August 2003*

**Joined the board on 23 September 2003*

▲*Option grants were allocated during 2002 by Metcash Trading Limited Australasia, over 1 700 000 shares in that company valued at R12 070 000, which options were exercisable over a long term period subject to achievement of specified targets*

Directors' shareholdings

at 30 April 2004

	2004		2003	
	Direct	**Indirect**	Direct	Indirect
Dr F van Zyl Slabbert				
C S dos Santos*	**2 158 438**	**14 781 757**	2 095 571	14 351 219
J L Grainger	**1 524 827**		1 480 415	
B Joseph	**1 204 290**	**51 823**	1 169 214	
D Kashuv				
L M Mathabathe➤			1 287 019	
J R McAlpine		**974 115**		945 743
H Mer*	**1 624 754**		1 577 431	
G H Pieterse				
A Reitzer*	**199 850**		194 029	
G B Rubenstein*	**142 751**		138 593	
V D Rubin*	**1 249 973**	**434**	1 213 566	421
S O Shonhiwa	**2 400**			
R D Taurog*	**2 020 736**		1 961 880	
C F Turner	**128 726**			
	10 256 745	**15 808 129**	11 117 718	15 297 383

**In terms of a third party arrangement, these directors have a call option over 13 644 219 (2003: 13 246 816) shares at a strike price of R1.30 fluctuating in terms of a predetermined formula. Certain other Group executives also participate in this scheme*

➤*Passed away on 31 August 2003*

The financial statements for the Group and the company set out on pages 28 to 58 are prepared on the historical cost basis, except where indicated otherwise, and incorporate the following principal accounting policies, which conform with South African Statements of Generally Accepted Accounting Practice. The accounting policies are consistent in all material respects with those applied in the previous year, except for the change reflected in note 19.

Basis of consolidation

The consolidated financial statements include those of the company, its subsidiaries and trading managed associated companies and the Metro share incentive trusts. The results of any subsidiary acquired or disposed of are included from the effective dates of control and up to the date of relinquishment of control.

Trading managed associated companies are consolidated. These are long term investments where the interests of the Group are sufficiently material to enable it, with the consent of all shareholders, to exercise management control over the financial and operating policies of the companies concerned. Unrealised income arising from transactions within the Group and inter-company balances and transactions have been eliminated.

The carrying values of subsidiaries, at cost, in the financial statements of the company are compared to their recoverable amount when indication of an impairment exists. Where carrying values exceed the estimated recoverable amounts, investments in subsidiaries are written down to their recoverable amounts.

Non-consolidated subsidiaries which are treated as available for sale assets in terms of AC133 are classified as investments in the balance sheet.

Associated companies

The equity method is used to account for investments in associated companies. These are long term investments where the interests of the Group are sufficiently material to enable it to exercise significant influence over the financial and operating policies of the investee companies concerned.

Investments and loans

All investments are initially recognised at cost, being the fair value of the consideration paid and including acquisition charges associated with the investment. After initial recognition, investments which are classified as held for trading and available for sale are measured at fair value. Gains or losses on investments held for trading are recognised in income. Gains or losses on available for sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in income.

For investments that are actively traded in organised financial markets, fair value is determined by reference to stock exchange quoted market bid prices at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.

Long term accounts receivable are classified as available for sale assets and initially recognised at original invoice value. Subsequently they are measured at fair value, being the discounted present value of the expected cash flows according to the terms agreed with the customers.

Foreign currencies

Foreign currency transactions are recorded at the exchange rates ruling on the transaction date. The related monetary assets and liabilities at the year end are converted at the rates of exchange ruling at the balance sheet date.

The Group has investments in foreign subsidiaries and trading managed associated companies which are classified as foreign entities. The financial statements of these companies are translated for incorporation into the Group financial statements on the following basis –

monetary and non-monetary assets and liabilities at closing rates;

income statement items at weighted average rates for the year;

equity, other than income statement items, at historical rates; and

the resulting exchange differences are taken directly to a foreign currency translation reserve which is included with non-distributable reserves.

Goodwill adjustments arising on the acquisition of a foreign entity are treated as an asset of the acquiring company and are recorded at the exchange rate at the date of the transaction.

Goodwill in the foreign entity is treated as an asset of that entity and is recorded at the closing rate.

Deferred taxation

Deferred taxation is provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts on the balance sheet. Legislated future rates are used to determine the deferred tax balance.

Deferred tax assets relating to assessed losses and deductible temporary differences carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Tangible assets

Land and buildings constitute owner occupied property and are stated at cost less accumulated depreciation and any impairment in value. Buildings and leasehold property are depreciated to their residual values over their expected useful lives, not exceeding fifty years, using the straight line basis, commencing from the time the asset is held ready for use.

Other tangible assets are stated at cost and depreciated on the straight line basis at rates estimated to write each asset down to residual value over the term of its useful life. The rates applied vary between 15% and 20% per annum.

The carrying values of tangible assets are reviewed at each balance sheet date to assess whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. Where carrying values exceed the estimated recoverable amounts, tangible assets are written down to their recoverable amounts.

Inventories

Inventories comprise merchandise for resale and are valued at the lower of cost determined on a first-in-first-out basis and net realisable value.

Intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets at date of acquisition. Goodwill is amortised on a straight line basis over the lesser of its effective economic life and twenty years. Negative goodwill, being the excess of the attributable fair value of the identifiable net assets over the purchase consideration, that represents anticipated losses, is amortised over the expected period of the losses. The excess thereafter, up to the value of non-monetary assets, is amortised over the remaining useful lives of such non-monetary assets. Any further excess is recognised immediately. All amortisation is charged or credited against the income statement.

Trademarks and liquor licences are stated at cost. Amortisation is provided on a straight line basis to write off each trademark or liquor licence over the lesser of its useful life or twenty years.

The carrying values of intangible assets are reviewed at each balance sheet date to assess whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. Where carrying values exceed the estimated recoverable amounts, intangible assets are written down to their recoverable amounts.

Financial assets and liabilities

Financial assets and liabilities recognised on the balance sheet include cash and cash equivalents, investments, accounts receivable, loans receivable, accounts payable and borrowings.

The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short term deposits with an original maturity of twelve months or less. Cash and cash equivalents with an original maturity of greater than three months are stated at fair value.

For the purposes of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Trade and other receivables

Trade receivables, which generally have seven to thirty day terms, are recognised and carried at original invoice value less an allowance for doubtful amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Interest bearing loans and borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs and other discount or premium on settlement.

Derivative instruments

The Group uses derivative financial instruments, including forward exchange contracts, to hedge its exposure to foreign currency fluctuations. It is the Group's policy not to trade in derivative financial instruments for speculative purposes.

In terms of hedge accounting, hedges are either fair value hedges – which hedge the exposure to changes in the fair value of a recognised asset or liability, or cash flow hedges – which hedge exposure to variability in cash flows.

In the case of fair value hedges, any gains or losses on marking to market the hedging instrument are recognised immediately in the profit for the period.

Gains and losses on effective cash flow hedging instruments in respect of firm commitments or forecast transactions are recognised directly in equity. Any effective portion of a cash flow hedge is recognised in profit before taxation for the period. When the hedged firm commitment or forecast transaction is recognised as an asset or a liability, the cumulative associated gains or losses reflected in equity are included in the initial measurement of the asset or liability. For other cash flow hedges that do not result in the recognition of an asset or liability, the cumulative gains or losses reflected in equity are included in profit in the period in which the hedged firm commitment or forecast transaction affects profit.

Revenue recognition

The majority of the Group's revenue comprises sales on a conventional distribution and cash and carry basis. Revenue is recognised when the significant risks and rewards of ownership have been transferred and when revenue and costs can be measured reliably and future benefits are probable.

Interest income is recognised utilising the effective rate in the instrument.

Dividends are recognised when the right to receive payment is established, except for those from Zimbabwe which are recognised when payment is received.

Cost of sales

Cost of sales includes the cost of merchandise and all overheads appropriate to the distribution of fast moving consumer goods.

Leases

Finance leases, which transfer to the Group substantially all the risk and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charge and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

Retirement and post-retirement benefits

The Group operates two defined contribution schemes, a superannuation fund and a medical benefit fund in respect of healthcare. Current contributions are charged against income when incurred.

The Group has also agreed to provide certain post-retirement healthcare benefits to employees in South Africa. These benefits are unfunded and fully provided.

The cost of providing benefits is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognised as income or expensed in the period in which they arise.

Employee share incentive schemes

The Group has share incentive schemes in place for the benefit of employees. These schemes provide employees with shares and/or non-transferable options and rights in the company and certain subsidiaries.

To the extent that it is material, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Shares held by the share trusts are treated as treasury shares, recorded at cost, and presented in the balance sheet as a deduction from equity. No expense is currently recognised in the income statement for such awards.

Borrowing costs

Finance costs are written off through the income statement as incurred and are recognised at the effective interest rate of the financial liability.

Provisions

A provision is recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Capitalisation share awards and cash dividends

Upon declaration of a capitalisation award, the attributable value of the shares concerned is transferred from distributable reserves to stated capital account and recorded in the statement of changes in equity.

Cash dividends and the related secondary tax on companies are recognised as charges in the income statement in the year of declaration.

Comparative figures

Where necessary, comparative figures have been restated to accord with current year classifications and as a result of changes in accounting policies. (Refer to note 20 of the notes to the Group's annual financial statements).

R000	Australia	2004 Africa	Corporate	Total
Turnover to customers	**35 783 400**	**15 708 389**		**51 491 789**
Dividends received				**14 830**
Interest received				**10 513**
Total revenue				**51 517 132**
Segment result	**913 593**	**315 601**	**(10 597)**	**1 218 597**
Amortisation of goodwill arising on consolidation	**(29 492)**	**(3 881)**	**(23 694)**	**(57 067)**
Exceptional items	**(2 727)**			**(2 727)**
Income from associate company	**3 317**			**3 317**
Interest paid				**(168 848)**
Interest received				**10 513**
Income before taxation				**1 003 785**
Total depreciation of tangible and intangible assets and amortisation of goodwill	**165 097**	**77 048**	**28 224**	**270 369**
Total assets	**6 544 027**	**3 584 685**	**739 062**	**10 867 774**
Total liabilities	**5 084 872**	**2 309 867**	**628 315**	**8 023 054**
Capital expenditure	**147 914**	**91 462**	**36**	**239 412**
Segment return on turnover (%)	**2.6**	**2.0**	**N/A**	**2.4**

R000	Australia	2003* Africa	Corporate	Total
Turnover to customers	36 010 305	15 753 339		51 763 644
Dividends received				10 498
Interest received				13 572
Total revenue				51 787 714
Segment result	837 800	386 700	(5 220)	1 219 280
Amortisation of goodwill arising on consolidation	(28 305)	(1 625)	(23 694)	(53 624)
Exceptional items	43 177	(25 131)		18 046
Income from associate company	1 039			1 039
Interest paid				(197 264)
Interest received				13 572
Income before taxation				1 001 049
Total depreciation of tangible and intangible assets and amortisation of goodwill	178 279	80 667	28 284	287 230
Total assets	5 320 035	3 289 988	727 479	9 337 502
Total liabilities	4 281 249	2 140 788	637 515	7 059 552
Capital expenditure	162 430	117 373	1 631	281 434
Segment return on turnover (%)	2.3	2.5	N/A	2.4

**The comparative figures have been restated to accommodate the merging of the African and Southern African divisions*

GEOGRAPHIC SEGMENTS

The economic entity operates predominantly in Australia and Africa.

BUSINESS SEGMENTS

The entity operates in only one business segment, namely, the sale and distribution of groceries and other fast moving consumer goods.

Group income statement

for the year ended 30 April 2004

R000	Note	2004	2003
Revenue	1	**51 517 132**	51 787 714
Operating costs		**(50 284 705)**	(50 553 823)
Cost of sales		**(49 206 455)**	(49 637 845)
Administration, human resource and information costs		**(864 948)**	(682 372)
Depreciation of tangible and intangible assets		**(213 302)**	(233 606)
Operating income before interest paid, exceptional items and taxation	2	**1 232 427**	1 233 891
Interest paid		**(168 848)**	(197 264)
Operating income before exceptional items and taxation		**1 063 579**	1 036 627
Exceptional items	3	**(2 727)**	18 046
Amortisation of goodwill		**(57 067)**	(53 624)
Income before taxation		**1 003 785**	1 001 049
Taxation	4	**(341 653)**	(328 991)
Income after taxation		**662 132**	672 058
Income attributable to outside shareholders of subsidiaries and trading managed associated companies		**(250 655)**	(232 378)
Retained income for the year		**411 477**	439 680
		Cents	Cents
Earnings per share	6	**23.0**	25.7
Headline earnings per share	6	**25.8**	26.7

Group balance sheet

at 30 April 2004

R000	Note	2004	2003
ASSETS			
Non-current assets		**2 492 211**	2 133 810
Tangible assets	8	**1 219 780**	1 102 677
Intangible assets	8	**1 058 638**	857 325
Investments and loans	9	**103 847**	60 795
Deferred taxation	7	**109 946**	113 013
Current assets		**8 375 563**	7 203 692
Inventories	10	**3 328 644**	2 923 435
Accounts receivable	13	**4 528 728**	3 524 060
Short term loan		**122 292**	124 537
Bank balances and cash		**395 899**	631 660
Total assets		**10 867 774**	9 337 502
EQUITY AND LIABILITIES			
Shareholders' equity		**2 090 920**	1 612 067
Stated capital	11	**1 720 486**	1 612 318
Reserves		**370 434**	(251)
Outside shareholders' interest	16	**753 800**	665 880
Non-current liabilities		**717 725**	1 162 696
Deferred taxation	7	**20 526**	14 340
Interest bearing liabilities	13	**600 608**	1 069 281
Provisions	12	**96 591**	79 075
Current liabilities		**7 305 329**	5 896 859
Accounts payable		**6 102 708**	5 144 906
Provisions	12	**338 122**	303 782
Taxation		**110 487**	41 447
Interest bearing liabilities	13	**754 012**	406 724
Total equity and liabilities		**10 867 774**	9 337 502
Net asset value per share (cents)		**116.3**	92.7

Group cash flow statement

for the year ended 30 April 2004

R000	Note	2004	2003
Net cash generated by operations	1	**1 161 560**	980 069
Investment income		**25 343**	24 070
Cash generated by operating activities		**1 186 903**	1 004 139
Finance costs		**(168 848)**	(197 264)
Taxation paid	2	**(265 381)**	(319 170)
Net cash flows from operating activities		**752 674**	487 705
Investment to maintain operations		**(203 611)**	(206 808)
Additions to and replacement of tangible and intangible assets		**(239 412)**	(248 350)
Proceeds on disposal of tangible and intangible assets		**24 755**	16 101
Proceeds on disposal of businesses	3	**11 046**	14 120
Proceeds on disposal of investments		**—**	11 321
Investment to expand operations			
Acquisition of businesses	4	**(300 267)**	(125 883)
Cash flows from financing activities		**(605 643)**	(226 455)
Net proceeds of share issues		**9 399**	224 227
Non-current liabilities raised		**538 049**	246 564
Non-current liabilities repaid		**(970 077)**	(667 703)
Loan advanced from outside shareholders		**—**	3 435
Proceeds from sale and lease of property		**—**	112 800
Repayment of finance lease principal		**(36 680)**	(29 782)
Payments to outside shareholders		**(146 334)**	(115 996)
Net decrease in cash resources		**(356 847)**	(71 441)
Change in net cash resources			
Balance at beginning of year		**468 530**	539 971
Net decrease		**(356 847)**	(71 441)
Balance at end of year	5	**111 683**	468 530

R000	2004	2003
1 NET CASH GENERATED BY OPERATIONS		
Operating income before interest paid	**1 175 360**	1 180 267
Depreciation/Amortisation of tangible and intangible assets	**270 369**	287 230
Surplus on disposal of tangible assets	**(1 236)**	(940)
Dividends received	**(14 830)**	(10 498)
Interest received	**(10 513)**	(13 572)
Foreign currency and other non-cash flow movements	**88 411**	(246 759)
Net cash generated by operations before working capital movements	**1 507 561**	1 195 728
Increase in inventories	**(161 829)**	(456 041)
Increase in accounts receivable	**(704 916)**	(316 031)
Increase in accounts payable	**520 744**	556 413
Net cash generated by operations	**1 161 560**	980 069
2 TAXATION PAID		
Amounts outstanding at beginning of year	**(41 447)**	(86 714)
Amounts charged in income statement	**(343 653)**	(328 991)
Acquisition of subsidiaries	**(2 692)**	—
Deferred taxation adjustments	**11 924**	55 088
Amounts outstanding at end of year	**110 487**	41 447
	(265 381)	(319 170)
3 PROCEEDS ON DISPOSAL OF BUSINESSES		
Cash received during the year relating to 2001 disposal by the Australian subsidiary of a number of retail stores	**11 046**	14 120
4 ACQUISITION OF BUSINESSES		
Tangible assets	**7 399**	2 694
Intangible assets	**229 712**	109 107
Inventory	**47 682**	25 896
Accounts receivable	**17 145**	4 242
Accounts payable	**(2 259)**	(14 927)
Taxation	**(2 692)**	(1 152)
Investments	**3 280**	23
	300 267	125 883
5 NET CASH RESOURCES		
Cash and cash equivalents	**395 899**	631 656
Bank borrowings	**(284 216)**	(163 126)
	111 683	468 530

Group statement of changes in shareholders' equity

for the year ended 30 April 2004

	Stated capital R000	Non-distributable reserves R000	Distributable reserves R000	Capital and reserves R000
Balance – April 2002 as reported	1 481 922	(487 603)	306 697	1 301 016
Prior year adjustment for AC 132 – Unallocated shares in share trust (see note 19)	(30 178)	—	—	(30 178)
Prior year adjustment for AC 132 – Accumulated surplus in share trust (see note 19)	499	—	—	499
Balance – April 2002 restated	1 452 243	(487 603)	306 697	1 271 337
AC 133 – Financial Instruments Recognition and Measurement	—	—	(33 604)	(33 604)
Income for year	—	—	439 680	439 680
Transfer from distributable reserves	—	1 039	(1 039)	—
Foreign currency translation reserve	—	(64 523)	—	(64 523)
Share issue expenses	(803)	—	—	(803)
Unallocated shares in share trust	99	—	—	99
Accumulated surplus in share trust	37	—	—	37
Odd-lot capital reduction	(156)	—	—	(156)
Capitalisation awards	160 898	—	(160 898)	—
Balance – April 2003 restated	1 612 318	(551 087)	550 836	1 612 067
Income for year	—	—	411 477	411 477
Transfer from distributable reserves	—	3 317	(3 317)	—
Foreign currency translation reserve	—	70 810	—	70 810
Share issue expenses	(3 374)	—	—	(3 374)
Unallocated shares in share trust	(83)	—	—	(83)
Accumulated surplus in share trust	23	—	—	23
Capitalisation awards	111 602	—	(111 602)	—
Balance – April 2004	**1 720 486**	**(476 960)**	**847 394**	**2 090 920**

R000	2004	2003
1 REVENUE		
Turnover comprises net sales to customers and excludes inter-group sales, value added and general sales taxes		
Revenue includes turnover, interest received and dividends received		
Turnover	**51 491 789**	51 763 644
Interest received	**10 513**	13 572
Dividends received	**14 830**	10 498
	51 517 132	51 787 714
2 OPERATING INCOME BEFORE INTEREST PAID		
Operating income before interest paid has been determined after taking into account the following –		
Income		
Share of income of associated company	**3 317**	1 039
Surplus on disposal of tangible assets	**1 236**	940
Charges		
Auditors' remuneration	**13 465**	12 659
Audit fees	**8 370**	7 386
Fees for consulting and other services	**4 813**	5 233
Expenses	**282**	40
Depreciation of tangible assets	**213 302**	233 606
Operating lease costs	**405 908**	364 414
Premises	**389 050**	349 492
Equipment	**16 858**	14 922
Retirement fund expenses	**121 546**	114 781
Salaries and benefits	**2 067 661**	2 111 232
Number of employees – **15 097** (2003: 15 627)		

3 EXCEPTIONAL ITEMS

	Gross	2004 Attributable to outside shareholders	Net
Loss arising from allotment of shares by the Australian subsidiary	**(2 727)**	**—**	**(2 727)**
No taxation is applicable			
		2003	
Surplus arising from allotment of shares by the Australian subsidiary	63 569	—	63 569
Carrying value of Zambian operations written off	(25 131)	—	(25 131)
Costs relative to aborted investment in the Philippines	(20 392)	7 935	(12 457)
	18 046	7 935	25 981
No taxation is applicable			

R000	2004	2003
4 TAXATION		
South African tax	**61 815**	63 691
Normal tax	**54 815**	65 046
Current	**54 406**	65 046
Underprovision prior year	**409**	—
Secondary tax on companies – overprovision prior year	—	(1 341)
Deferred tax (net movement)	**7 000**	(14)
Foreign tax	**279 838**	265 300
Current	**286 423**	264 191
Underprovision prior years	**3 666**	4 372
Deferred taxation	**(10 251)**	(3 263)
	341 653	328 991
Estimated tax losses		
At beginning of year	**165 076**	113 203
Additional losses during year	**43 541**	51 873
At end of year	**208 617**	165 076
Reconciliation of tax rate	**%**	%
Taxation at standard rate	**30.0**	30.0
Adjusted for –		
Net underprovisions prior years	**0.4**	0.4
Foreign tax rate differential	**(0.8)**	(0.9)
Permanent differences	**4.5**	3.5
Secondary tax on companies	—	(0.1)
Effective rate	**34.1**	32.9

5 CAPITALISATION AWARDS	**R000**	R000
Final award for 2003 issued on 7 July 2003 in the ratio of 3 (2003: 2) shares for every 100 shares held	**111 602**	85 388
Interim award for 2004 1.7 shares for every 100 shares held	—	75 510
	111 602	160 898

	2004 Cents	2003 Cents
6 EARNINGS PER SHARE		
Headline earnings per share	**25.8**	26.7
Earnings per share	**23.0**	25.7
The calculations of earnings per share and headline earnings per share are based on the earnings and headline earnings figures reflected below and on the weighted average number of shares in issue during the year, adjusted by the consolidation of the company's share incentive trusts which was 1 788 861 (2003: 1 712 015)		
	R000	R000
Determination of headline earnings		
Earnings for the year	**411 477**	439 680
Loss/(Surplus) arising from allotment of shares by the Australian subsidiary	**2 727**	(63 569)
Costs relative to aborted investment in the Philippines net of outside shareholders	**—**	12 457
Carrying value of Zambian operations written off	**—**	25 131
Amortisation of goodwill net of outside shareholders	**46 660**	43 001
Headline earnings	**460 864**	456 700
7 DEFERRED TAXATION		
Calculated asset		
Balance at beginning of year	**113 013**	144 238
Deferred taxation on changes in accounting policies	**—**	14 402
Movements during year attributable to temporary differences	**9 437**	12 795
Currency translation and other adjustments	**(12 504)**	(58 422)
Balance at end of year	**109 946**	113 013
The balance is constituted as follows –		
Provisions	**47 361**	64 568
Deductible temporary differences	**—**	4 308
Tax losses carried forward	**62 585**	44 137
Deferred taxation asset	**109 946**	113 013
Calculated liability		
Balance at beginning of year	**14 340**	5 054
Movements during year attributable to temporary differences	**6 186**	9 286
Balance at end of year	**20 526**	14 340
The balance is constituted as follows –		
Accelerated tangible asset allowances	**20 526**	14 340
Deferred taxation liability	**20 526**	14 340

8 TANGIBLE AND INTANGIBLE ASSETS

R000	Land and buildings	Fixtures, fittings, vehicles and equipment	Total tangible assets	Total intangible assets
		2004		
Balance at beginning of year				
Cost	**306 884**	**1 576 879**	**1 883 763**	**1 056 801**
Accumulated depreciation/amortisation	**(4 853)**	**(776 233)**	**(781 086)**	**(199 476)**
Net book value	**302 031**	**800 646**	**1 102 677**	**857 325**
Current year movements				
Additions	**11 120**	**228 292**	**239 412**	**—**
Acquisition of businesses	**—**	**7 399**	**7 399**	**229 712**
Leased assets	**—**	**44 249**	**44 249**	**—**
Transfers from other assets	**1 107**	**(1 107)**	**—**	**—**
Disposals	**(5 450)**	**(18 069)**	**(23 519)**	**—**
Foreign currency translation reserve	**24 807**	**38 057**	**62 864**	**31 519**
Depreciation/Amortisation	**(6 997)**	**(206 305)**	**(213 302)**	**(57 067)**
Adjustments from change in shareholding	**—**	**—**	**—**	**(2 851)**
Balance at end of year	**326 618**	**893 162**	**1 219 780**	**1 058 638**
Made up as follows				
Assets at cost	**339 442**	**1 924 998**	**2 264 440**	**1 323 053**
Accumulated depreciation/amortisation	**(12 824)**	**(1 031 836)**	**(1 044 660)**	**(264 415)**
Net book value	**326 618**	**893 162**	**1 219 780**	**1 058 638**

R000	Land and buildings	Fixtures, fittings, vehicles and equipment	Total tangible assets	Total intangible assets
		2003		
Balance at beginning of year				
Cost	308 334	1 454 130	1 762 464	993 281
Accumulated depreciation/amortisation	—	672 299	672 299	(157 559)
Net book value	308 334	781 831	1 090 165	835 722
Current year movements				
Additions	44 603	203 747	248 350	—
Acquisition of businesses	—	96 342	96 342	109 107
Leased assets	—	67 867	67 867	—
Disposals	(163)	(14 998)	(15 161)	—
Foreign currency translation reserve	(45 890)	(105 390)	(151 280)	(19 669)
Depreciation/Amortisation	(4 853)	(228 753)	(233 606)	(53 624)
Adjustments from change in shareholding	—	—	—	(14 211)
Balance at end of year	302 031	800 646	1 102 677	857 325
Made up as follows				
Assets at cost	306 884	1 576 879	1 883 763	1 056 801
Accumulated depreciation/amortisation	(4 853)	(776 233)	(781 086)	(199 476)
Net book value	302 031	800 646	1 102 677	857 325

A register containing the details of land and buildings required by paragraph 22(3) of schedule 4 of the Companies Act is available for inspection at the registered office of the company. The open market value of the land and buildings as determined by the directors is at least equal to the cost thereof.

R000	2004	2003
9 INVESTMENTS AND LOANS		
Listed		
Shares at fair value	**100**	89
Unlisted		
Shares at cost less impairment	**6 978**	3 846
Investment in associated company	**5 551**	3 587
Shares at cost	**5 724**	3 393
Share of post-acquisition income	**(173)**	194
Prior year	**194**	1 651
Share of current income after taxation	**3 317**	1 039
Dividend received	**(988)**	(2 314)
Foreign currency translation reserve	**(2 696)**	(182)
Fair value of long term accounts receivable	**91 218**	53 273
The outstanding amounts are repayable in instalments without interest, over a period not exceeding twenty years		
	103 847	60 795
Directors' valuation of unlisted investments	**6 978**	3 846
Directors' valuation of investment in associated company	**5 551**	3 587
Summarised information of the associated company is as follows –	**2 271**	3 197
Non-current assets	**2 761**	2 260
Current assets	**4 897**	4 910
Non-current liabilities	**(504)**	(382)
Current liabilities	**(4 882)**	(3 591)
Non-consolidated subsidiary		
Summarised information of the Zimbabwean operation at year end is as follows –		
Cost of investment	**111 833**	111 833
Goodwill arising on acquisition	**79 786**	79 786
Non-current assets	**6 317**	2 707
Net current assets	**23 260**	30 688
Net income after taxation – current year	**35 417**	29 465
Dividends received – current year	**14 830**	10 498
Post-acquisition reserves at year end	**120 556**	99 969

R000	2004	2003
10 INVENTORIES		
Merchandise for resale	**3 328 644**	2 923 435
No inventory is carried at net realisable value		
11 STATED CAPITAL		
Authorised		
2 000 000 000 (2003: 2 000 000 000) ordinary shares of no par value		
Issued		
1 798 154 587 (2003: 1 738 950 753) ordinary shares of no par value		
Balance at beginning of year	**1 612 318**	1 481 922
Unallocated shares in share trusts – change in accounting policy	**—**	(30 178)
Capitalisation shares issued during year	**111 602**	160 898
	1 723 920	1 612 642
Odd-lot capital reduction during year	**—**	(156)
	1 723 920	1 612 486
Unallocated shares in share trusts	**(83)**	99
Accumulated surplus in share trusts	**23**	536
	1 723 860	1 613 121
Share issue expenses	**(3 374)**	(803)
Balance at end of year	**1 720 486**	1 612 318

In accordance with the change in accounting policy referred to in note 19, the Metro share incentive trusts have been consolidated. The company's issued share capital prior to consolidation of the share trusts is 1 824 610 142 (2003: 1 771 466 207) ordinary shares.

The unissued shares are under the control of the directors until the forthcoming annual general meeting

12 PROVISIONS

R000	2004 Employee benefits	2004 Store, lease, remediation and business exit	2004 Other	2004 Total	2003 Total
Balance at beginning of year	**341 523**	**20 283**	**21 051**	**382 857**	411 476
Arising during year	**128 437**	**5 678**	**—**	**134 115**	24 269
	469 960	**25 961**	**21 051**	**516 972**	435 745
Utilised during year	**(70 202)**	**(6 739)**	**(5 318)**	**(82 259)**	(52 888)
Balance at end of year	**399 758**	**19 222**	**15 733**	**434 713**	382 857
Comprising –					
Non-current				**96 591**	79 075
Current				**338 122**	303 782
				434 713	382 857

R000	**2004**	2003
13 INTEREST BEARING LIABILITIES		
Non-current		
Loan totalling A$45 million (2003: A$100 million) representing borrowings in terms of a formal securisation programme in the Australian subsidiary, secured by that company's accounts receivables to the extent of R2.409 billion (2003: R2.075 billion). Interest is payable at approximately 5% (2003: 5%) per annum fluctuating in accordance with the Australian Commercial Paper Published interest rate.	**224 653**	443 920
Syndicated loan totalling A$119 million (2003: A$150 million) for the balance of the purchase price of the investment in Australia, secured by a pledge of 210 000 000 shares in that company and bearing interest at approximately 7% (2003: 7%) per annum fluctuating in accordance with the rate for A$ quoted on the Reuters BBSY page or the Sydney Interbank rate. The loan matures on 30 April 2006.	**594 084**	665 880
Loan in terms of a formal sale and lease-back transaction, payable over fifteen years and bearing interest at approximately 13% (2003: 13%) per annum, secured by land and buildings with a carrying value of R120 million (2003: R120 million) included in land and buildings in note 8.	**131 137**	101 177
Lease liabilities payable over five years, bearing interest at approximately 5% per annum and secured over assets with a carrying value of R117.5 million (2003: R98.6 million).	**120 530**	101 902
	1 070 404	1 312 879
Less amounts repayable within the ensuing year reflected as a current liability	**(469 796)**	(243 598)
	600 608	1 069 281
Current		
Bank borrowings are repayable on demand, bearing interest at negotiable rates, and are subject to annual review	**284 216**	163 126
Current portion	**469 796**	243 598
Syndicated loan	**164 746**	88 784
Securitised loan	**224 653**	110 980
Lease liability	**37 777**	43 834
Sale and lease-back	**42 620**	—
	754 012	406 724
Finance lease liabilities repayable as follows –		
Within one year	**89 907**	36 828
Between two and five years	**194 384**	118 828
More than five years	**281 496**	385 288
	565 787	540 944
Future finance charges	**(314 120)**	(337 865)
Total liability	**251 667**	203 079

The profile of bank borrowings is as follows –

		Notional foreign currency (000)		**R000**	R000
Country	**Currency**	**2004**	2003	**2004**	2003
Uganda	Shilling	**3 014 176**	2 916 423	**10 748**	10 636
Kenya	Shilling	**19 033**	2 783	**1 668**	270
Angola	US$	**1 037**	1 089	**7 094**	7 884
South Africa	Rand	**264 706**	144 336	**264 706**	144 336
				284 216	163 126

R000	2004	2003
14 CAPITAL COMMITMENTS		
Commitments in respect of capital expenditure		
Approved by the directors		
Contracted	**19 118**	20 999
Not contracted	**—**	—
This expenditure will be financed from existing business operations		
Commitments under non-cancellable operating leases	**3 476 362**	2 412 981
Within one year	**281 260**	260 897
Between two and five years	**911 614**	931 056
More than five years	**2 283 488**	1 221 028
15 CONTINGENT LIABILITIES		
Guarantees to third parties by a subsidiary in respect of loans to customers	**7 888**	6 925
Obligations by a subsidiary to buy back inventory and acquire plant and equipment under certain circumstances	**36 494**	13 690
Legal claims relating to the closure of certain stores in a subsidiary	**—**	5
Dispute relating to a claim from a store building contractor	**1 500**	—
	45 882	20 620
16 OUTSIDE SHAREHOLDERS' INTEREST		
Equity	**724 390**	645 921
Capital loans	**29 410**	19 959
	753 800	665 880

17 FINANCIAL INSTRUMENTS

Financial risk management

Fair value of financial instruments

All financial instruments have been recognised in the balance sheet and the directors consider the carrying values of all financial instruments to approximate their fair values.

Liquid resources, trade accounts receivable, investments and loans

The carrying amounts reported in the balance sheet approximate fair value.

Borrowings

The fair values of the Group's loans are estimated using discounted cash flow analyses applying appropriate yield curves. The carrying amount of short term borrowings approximate their fair value.

Forward instruments

Forward exchange contracts are entered into mainly to cover import orders, and fair values are determined using foreign exchange market rates at 30 April 2004.

17 FINANCIAL INSTRUMENTS *(continued)*

Credit risk management

Accounts receivable

The Group is exposed to credit risk in relation to accounts receivable which comprise trade debtors.

This risk is managed through formal procedures for the granting of credit. There are no significant concentrations of credit or counterparty risk in this balance. The provision for doubtful debts is reviewed regularly.

Cash resources

The Group maintains a formal treasury department which manages and monitors daily funding requirements and foreign currency exposure. Surplus funds are always invested with banking institutions of a high quality credit standing.

Foreign currency management

The Group enters into forward exchange contracts to cover certain material foreign exchange purchases in order to manage its foreign currency exposure. Material foreign exchange contracts at 30 April 2004 are summarised below –

	Maturing	Foreign currency 000	Derivative fair value R000	Contract equivalent R000	Average rate R
2004					
US dollar	**Within 1 year**	**8 448**	**—**	**58 376**	**6.91**
2003					
US dollar	Within 1 year	800	27	6 018	7.52

Foreign exchange gains or losses relate primarily to translation of foreign entities and are recognised in the foreign currency translation reserve. There have been no material realised foreign exchange gains or losses during the period.

Group currency profile

Rand equivalent values of amounts translated from foreign currencies

	A$		**Other foreign currencies**	
	2004	2003	**2004**	2003
Accounts receivable	**3 376 083**	2 567 349	**197 138**	191 105
Net cash resources	**167 996**	368 667	**123 323**	101 396
Accounts payable and provisions	**4 413 468**	3 493 832	**302 908**	332 730
Long term loans	**939 267**	1 211 702	**—**	—

The Australian figures have been converted from Australian Dollars to Rand on the following basis –

Income and expenditure items at R4.98749 (2003: R5.3565) = A$1

Assets and liabilities at R4.9923 (2003: R4.4392) = A$1

Other foreign currencies include United States Dollars, Hong Kong Dollars and several African currencies.

17 FINANCIAL INSTRUMENTS *(continued)*

Interest rate management

As part of the process of managing the Group's interest rate risk, interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to anticipated movements in interest rates with preference given to variable rates.

The interest rate repricing profile at 30 April 2004 is summarised as follows –

	Floating rate	1 – 6 months	7 – 12 months	Beyond 12 months	Total interest bearing debt
2004					
Interest bearing debt (R000)	**1 102 853**	**—**	**—**	**251 767**	**1 354 620**
% of total interest bearing debt	**81.4**	**—**	**—**	**18.6**	***100.0***
2003					
Interest bearing debt (R000)	1 272 926	—	—	203 079	1 476 005
% of total interest bearing debt	86.2	—	—	13.8	100.0

Funds on call earn interest at prevailing market call rates. Interest payable on bank borrowings fluctuates in accordance with the prime bank lending rate.

Liquidity risk management

The Group has minimised its liquidity risk by ensuring that it has adequate banking facilities and reserve borrowing capacity.

Rm	2004	2003
Unutilised banking facilities		
Total banking facilities	**2 356**	1 953
Actual interest bearing debt relative to facilities	**262**	636
Unutilised banking facilities	**2 094**	1 317

Reserve capacity

In terms of the company's articles of association, the Group has unlimited borrowing powers.

18 EMPLOYEE BENEFITS

The Group provides retirement benefits through contributions to various retirement and superannuation funds.

South African operations contribute to the Metro Group retirement funds, comprising a defined contribution pension fund and a defined contribution provident fund which are not required to be actuarially valued.

These funds are registered under and governed by the Pension Funds Act, 1956, as amended, and the majority of South African employees are members of these funds, other than the SACCAWU members who belong to a national industry defined contribution provident fund. Certain other employees are required by legislation to be members of various other funds.

The Australian operation contributes to the Metcash Superannuation Plan – AMP Custom Super, a defined contribution retirement plan. The Australian entity does not contribute to any defined benefit superannuation plans or have any liabilities in relation to defined benefit plans.

At the end of the year, the following significant schemes/funds were in existence –

Metro Group Retirement Fund

Metro Executive Provident Fund

MetroCare Medical Scheme ("MetroCare")

Metcash Superannuation Plan – AMP Custom Super

Employee share option and incentive schemes

18 EMPLOYEE BENEFITS *(continued)*

Defined contribution funds

Membership of each fund at 30 April 2004 and employer contributions for each fund for the financial year under review were as follows –

	2004		2003	
	Number of employees	**Contributions R000**	Number of employees	Contributions R000
Metro Group Retirement Fund	**2 319**	**13 018**	2 339	12 054
Metro Executive Provident Fund	**29**	**2 757**	32	2 726

Retirement benefit costs are expensed through the income statement as incurred.

Medical aid scheme

MetroCare operates as a medical benefit fund in Southern Africa and is a restricted membership scheme. The Group bears a portion of the cost of contributions of members and retired members which is expensed through the income statement as incurred. The scheme is not funded by any of the Group's assets.

Actuarial valuations of MetroCare were carried out by an independent firm of consulting actuaries at 31 December 2002 and 31 December 2003, the scheme's financial year ends. There have been no material changes in the valuation between the valuation date and the Group's financial year end. The projected unit credit method has been used to determine the present value of the accrued post-retirement benefit obligation at the valuation date.

On the basis of current practice, the actuarially determined present value of post-retirement medical benefits at 31 December 2003 of R97 million (2002: R87 million) is included in provisions (note 12). The present value of the unfunded obligation will be determined by an actuarial valuation every three years and an estimate will be made in accordance with similar principles in the interceding years.

At 31 December 2003, MetroCare had 2 643 (2002: 2 545) members.

R000	**2004**	2003
Present value of obligation		
Opening balance	**87 095**	86 320
Interest cost	**13 064**	12 948
Current service cost	**8 054**	6 301
Benefits paid	**(2 408)**	(2 408)
Profit on curtailment	**—**	(16 066)
Actuarial (gains)/losses	**(8 887)**	—
Closing balance	**96 918**	87 095
Contribution liability		
Income statement expense		
Interest cost	**13 064**	12 948
Current service cost	**8 054**	6 301
Profit on curtailment	**—**	(16 066)
Actuarial (gains)/losses	**(8 887)**	—
	12 231	3 183
Actuarial assumptions		
Continuation of membership at retirement (%)	**100**	70
Health care cost inflation (%)	**7**	12
Discount rate (%)	**9**	15
Normal retirement age (years)	**65**	65
Fully eligible age (years)	**65**	65

18 EMPLOYEE BENEFITS *(continued)*

Employee share option and incentive schemes

In Australia, an employee option scheme has been established in terms of which employees have been granted options over the ordinary shares of Metcash Trading Limited. The options are offered to all eligible employees and may be taken up at their election. The options cannot be transferred, will not be quoted on the Australian Stock Exchange and lapse on termination of employment.

In South Africa, there are two separate incentive schemes, namely, The Metro Share Incentive Scheme ("the scheme") and The 1999 Metro Share Incentive Scheme ("the 1999 scheme"). In terms of the scheme, shares and options to acquire shares were issued to eligible employees during 1994 and 1998 at R1.87 and R2.00 per share, respectively, to be taken up in various tranches. In terms of the 1999 scheme, options to acquire shares were issued, on various terms and conditions, to all eligible employees in April 2002 at a price of R1.82 per share, to be taken up in various tranches commencing April 2005. No options or shares under either scheme may be transferred and the rights thereto lapse on termination of employment.

R000	2004	2003
19 CHANGE IN ACCOUNTING POLICY		
During the year, the Group changed its accounting policy with respect to the consolidation of the Metro Share Incentive Schemes in order to conform with the requirements of the JSE Securities Exchange South Africa. The Group now consolidates the share incentive schemes.		
The major effect of this change was to decrease the weighted average number of shares in issue by	**26 455 555**	32 515 454

20 COMPARATIVE FIGURES

During the year under review, certain comparative figures were reclassified. The changes are summarised below –

- non-current interest bearing liabilities have been decreased by R15.1 million and current interest bearing liabilities increased by the same amount;
- comparative figures in the segmental report have been restated to accommodate the merging of the African and Southern African divisions; and
- changes due to the consolidation of the share incentive schemes (refer note 19).

Company income statement

for the year ended 30 April 2004

R000	Note	2004	2003
Revenue	1	**400 000**	—
Profit on sale of investment		**17 378**	—
		417 378	—
Impairment loss		**(118 366)**	—
Retained income for year		**299 012**	—

Company balance sheet

at 30 April 2004

R000	Note	2004	2003
ASSETS			
Non-current assets			
Interest in subsidiary companies	2	**1 142 631**	844 217
Loans receivable	3	**152 355**	155 131
Total assets		**1 294 986**	999 348
EQUITY AND LIABILITIES			
Shareholders' equity			
Stated capital	4	**1 750 089**	1 641 861
Reserves		**(455 103)**	(642 513)
Total equity and liabilities		**1 294 986**	999 348

Company cash flow statement

for the year ended 30 April 2004

R000	Note	2004	2003
Cash generated by operations	5	**417 378**	—
Cash flow from operating activities		**417 378**	—
Cash flow from investing activities		**(416 780)**	959
Decrease in investments in subsidiary		**46**	—
Increase in loans to subsidiary companies		**(416 826)**	959
Cash flow from financing activities		**(598)**	(959)
Share issue expenses		**(3 374)**	(803)
Odd-lot capital reduction		**—**	(156)
Decrease in loans receivable		**2 776**	—
Net change in cash resources		**—**	—

Company statement of changes in shareholders' equity

for the year ended 30 April 2004

	Number of ordinary shares 000	Stated capital R000	Non-distributable reserves R000	Distributable reserves R000	Capital and reserves R000
Balance – April 2002	1 707 762	1 481 922	250	(481 865)	1 000 307
Share issue expenses	—	(803)	—	—	(803)
Odd-lot capital reduction	(63)	(156)	—	—	(156)
Capitalisation awards	63 767	160 898	—	(160 898)	—
Balance – April 2003	1 771 466	1 641 861	250	(642 763)	999 348
Income for year	—	—	—	299 012	299 012
Share issue expenses	—	(3 374)	—	—	(3 374)
Capitalisation award	53 144	111 602	—	(111 602)	—
Balance – April 2004	**1 824 610**	**1 750 089**	**250**	**(455 353)**	**1 294 986**

R000	2004	2003
1 REVENUE		
Revenue represents a dividend received		
2 INTEREST IN SUBSIDIARY COMPANIES		
Shares at cost less amounts written off	**185 040**	61 724
Shares at cost	**1 423 180**	1 423 226
Amount written off relating to goodwill in underlying subsidiaries	**(1 238 140)**	(1 361 502)
Loans receivable	**957 591**	782 493
	1 142 631	844 217
These loans are interest free and have no fixed terms of repayment. The carrying amounts approximate their fair values. Details are provided in the annexure on page 56.		
3 LOANS RECEIVABLE		
Employee share incentive trusts net of provision against recoverability	**152 355**	155 131
The loans are interest free and have no fixed terms of repayment		
4 STATED CAPITAL		
Authorised		
2 000 000 000 (2003: 2 000 000 000) ordinary shares of no par value		
Issued		
1 824 610 142 (2003: 1 771 466 207) ordinary shares of no par value		
Balance at beginning of year	**1 641 861**	1 481 922
Issued during year	**111 602**	160 898
	1 753 463	1 642 820
Odd-lot capital reduction	**—**	(156)
	1 753 463	1 642 664
Share issue expenses	**(3 374)**	(803)
Balance at end of year	**1 750 089**	1 641 861
The unissued shares are under the control of the directors until the forthcoming annual general meeting		
5 NOTES TO THE CASH FLOW STATEMENT		
Operating income	**299 012**	—
Add impairment loss	**118 366**	—
Cash generated by operations	**417 378**	—
6 CONTINGENT LIABILITY		
Guarantee for loan extended to subsidiary company for the acquisition of Metcash Trading Limited, Australasia	**594 084**	665 880

DOMICILE

Incorporated in the Republic of South Africa unless otherwise stated.

	Shares at cost less amounts written off		Loans		Issued share capital	Nature of business
DIRECTLY OWNED (100%)	**2004 R000**	2003 R000	**2004 R000**	2003 R000		
Metcash Africa (Pty) Limited	**—**	—	**—**	14 427	R1	G
Metcash Aviation (Pty) Limited	**—**	46	**—**	6 963	R1	D
Metcash Trading Africa Limited	**2**	2	**1 034 354**	671 791	R2	A
Metro Management Services (Pty) Limited	**—**	—	**—**	89 312	R2	G
Pinnacle Holdings Limited (Domicile 8)	**185 038**	61 676	**(76 763)**	—	GBP1 133 210 114	E
	185 040	61 724	**957 591**	782 493		

INDIRECTLY OWNED	Domicile	Effective holding* %	Issued share capital	Nature of business
April Cosmetic Chain Limited	5	100	NIS100	B
Australian Liquor Marketers Pty Limited	1	100	A$21 000 000	A
Bloch Supermarkets (Pty) Limited		100	R131	B
Far Eastern Zimbabwe Holdings Limited	4	100	HK$20 000	E
Fez Investments Limited	4	100	HK$2	E
Fez Wholesalers Limited	4	100	HK$2	E
Frasers Ncedisizwe Limited		81	R75 000	A
Frasmet (Pty) Limited	2	100	P100 000	E
Ian Fraser Limited	7	98	M500 000	E
Jack Yudelman Lesotho Wholesalers (Pty) Limited	7	100	M10	A
Jandu Investments (Pty) Limited		100	R7	E
J W Jagger Wholesalers (Private) Limited	13	100	Z$580 000	A
Larc Properties Botswana (Pty) Limited	2	100	P2	C
Mafeteng Wholesalers (Pty) Limited	7	100	M100	A
Metcash Africa (Pty) Limited		100	R1	G
Metcash Aviation (Pty) Limited		100	R1	D
Metcash Far East Holdings Limited	9	100	US$2	E
Metcash Finance Limited	9	100	US$2	F
Metcash Investment Holdings Limited	9	100	US$2	E
Metcash Trading Limited		100	R2	A
Metcash Trading Limited, Australasia	1	61	A$636 761 358	A & B
Metcash Trading Limited, Israel	5	100	NIS3 248 650	A
Metcash Trading (Namibia) (Pty) Limited	10	100	N$20 000	A
Metkoor Limited	5	100	NIS2	E
Metro Botshabelo Limited		100	R100 000	A
Metro Cash and Carry (Bophuthatswana) Limited		100	R100 000	C
Metcash Africa (Botswana)(Pty) Limited	2	100	P2	E & G
Metro Cash and Carry (Kenya) Limited	6	100	Kshs 12 600 000	A
Metro Cash and Carry (Uganda) Limited	14	100	Ushs 1 001 000 000	A
Metro Lesotho (Pty) Limited	7	100	M50 000	A
Metro Management Kenya Limited	6	100	Kshs 100 000	C
Metro Qwa Qwa Limited		63	R100 000	A
Metro Venda Limited		100	R600 000	C
Metrotracoc (Pty) Limited		100	R1 000 000	A
Nolans Wholesale Limited	7	98	M60 000	A
Quthing Cash & Carry (Pty) Limited	7	51	M4 000	A
Sino African Limited	3	100	US$4	E
Soetensteeg 2-61 Exploitatiemaatschappij BV	11	100	NLG40 000	E
SW United Agency (Pty) Limited	10	100	N$100 000	E
Trador Cash & Carry (Transkei) Limited		100	R4 000	A
Trador Properties (Pty) Limited		100	R1	C
Wickson Corporation NV	12	100	US$6 000	E

**There has been no change during the year.*

Index – Registered in foreign countries

1. Australia 2. Botswana 3. Cook Islands 4. Hong Kong 5. Israel 6. Kenya 7. Lesotho 8. Jersey 9. Mauritius 10. Namibia 11. Netherlands 12. Netherlands Antilles 13. Zimbabwe 14. Uganda

Index – Nature of business of subsidiary companies

A. Wholesale operations B. Retail operations C. Property D. Aircraft charter E. Investment holding F. Finance G. Management Services

Note: General information in respect of subsidiary companies as required in terms of the Companies Act is set out in respect of only those subsidiary companies, the financial position or results of which are material for a proper appreciation of the affairs of the Group. It is considered that the disclosure in these statements of such information in respect of the remaining subsidiary companies would entail expense out of proportion to the value to members. Information in respect of all subsidiary companies is available for inspection at the registered office.

Interest in trading managed associated companies

at 30 April 2004

	Number of shares
Frasers Cash & Carry (Maluti) (Pty) Limited	500
Jetro Zimbabwe (Pvt) Limited (49%)	15 680
Metcorp (Hong Kong) Limited	396 205
Metro Cash & Carry Holdings (Swaziland) (Pty) Limited	500
Metro Sefalana Cash & Carry Limited (40%)	8 132 000
Metro Lebowa Limited	1 000 000
Metspan International Limited	390 000
People's Trading Centre Limited	1 500 000

All the above companies are 50% owned unless otherwise stated.

Interest in associated company

at 30 April 2004

	Number of shares
Produce Traders Trust	495 000

The above company is 40% owned (2003: 40%).

Information relating to Metro share incentive schemes

for the year ended 30 April 2004

	2004	2003
SHARES		
Number of shares allocated to employees	**70 141 751**	62 996 813
Number of unallocated shares in the Metro Share Incentive Schemes	**26 455 555**	32 515 454
Number of shares subject to the schemes	**96 597 306**	95 512 267
Number of shares released to employees and paid in full	**(1 806 501)**	(126 997)

The shares were allocated to employees at prices ranging from R1.82 to R2.00, and will vest in tranches, over the period up to and including 2008

	2004	2003
OPTIONS		
Opening balance	**7 109 069**	7 555 700
Exercised during year	**(327 730)**	(147 500)
Expired during year	**(251 950)**	(299 131)
Closing balance	**6 529 389**	7 109 069

The options were issued in accordance with the terms and conditions of the Metro Share Incentive Scheme, at a price of R2.00 per share, and are exercisable in tranches over the period up to and including 2008. No options are held by directors of the company

	2004	2003
Options over ordinary shares in Metcash Trading Limited, Australasia		
Opening balance	**26 606 720**	33 286 950
Issued during year	**278 900**	—
Exercised during year	**(5 956 640)**	(5 102 770)
Expired during year	**(1 686 770)**	(1 577 460)
Closing balance	**19 242 210**	26 606 720

The options may be exercised in tranches at prices ranging between A$0.431 to A$1.656 over the period March 2002 to January 2007. The exercise of options by executive directors is subject to the attainment of pre-determined targets

Analysis of shareholders

at 30 April 2004

According to the records of the company, the following shareholders, as defined in paragraph 7.A.27 of the Listings Requirements of the JSE Securities Exchange South Africa, beneficially held 5% or more of the company's shares at 30 April 2004 –

	Number of shares	%
Stanlib Asset Management Limited	382 910 616	20.99
RMB Asset Management (Proprietary) Limited	374 952 287	20.55
Old Mutual Asset Managers	365 901 229	20.05
The Metro Share Incentive Schemes	96 597 306	5.29

PUBLIC AND NON-PUBLIC SHAREHOLDERS

Category	Number of shareholders	Number of shares	%
Public shareholders	6 725	1 688 303 742	92.53
Non-public shareholders			
Directors*	10	39 709 094	2.18
The Metro Share Incentive Schemes	2	96 597 306	5.29
	6 737	1 824 610 142	100.00

**Includes shares subject to call option agreement*

Shareholders' diary

APRIL	End of financial year
JUNE	Profit announcement
SEPTEMBER	Publication of annual report
OCTOBER	Annual general meeting
DECEMBER	Interim report

METRO CASH AND CARRY LIMITED

(Registration number 1946/021315/06)

GROUP COMPANY SECRETARY AND REGISTERED OFFICE

P M Gishen (Miss)
First Floor
33 Scott Street
Waverley
Johannesburg 2090

(PO Box 1970, Highlands North 2037)

Website: www.metro.co.za

TRANSFER OFFICES

Ordinary shares
Computershare Investor Services 2004
(Proprietary) Limited
70 Marshall Street
Johannesburg 2001

(PO Box 61051, Marshalltown 2107)

Depository shares
Deutsche Bank AG
Winchester House
1 Greater Winchester Street
London EC2N 2DB
England

and

4 Albany Street
New York
New York 10006
United States of America

METRO SHARE LISTINGS

Ordinary shares
JSE Securities Exchange South Africa

Depository shares
Luxembourg Stock Exchange

AUDITORS

Ernst & Young
Wanderers Office Park
52 Corlett Drive
Illovo
Johannesburg 2196

(PO Box 2322, Johannesburg 2000)

BANKERS

First National Bank, a division of
FirstRand Bank Limited

The Standard Bank of South Africa Limited

ABSA Bank Limited

Standard Bank London Limited

Australia and New Zealand Banking Group Limited

HSBC Bank Australia Limited

Citibank N.A.

Commerzbank Aktiengesellschaft

ATTORNEYS

Fluxmans Inc
11 Biermann Avenue
Rosebank
Johannesburg 2196

(Private Bag X41, Saxonwold 2132)

SPONSOR

Sasfin Corporate Finance,
a division of Sasfin Bank Limited
Sasfin Place
North Block
13 – 15 Scott Street
Waverley
Johannesburg 2090

(PO Box 95104, Grant Park 2051)

Notice is hereby given that the fifty-seventh annual general meeting of Metro Cash and Carry Limited ("the company") will be held at the head office of the company, First Floor, 33 Scott Street, Waverley, Johannesburg, at 10h00 on Tuesday, 26 October 2004, for the following purposes –

1 Adoption of financial statements

To consider and adopt the annual financial statements for the year ended 30 April 2004.

2 Election of directors

To elect directors in place of the following directors who retire in terms of the articles of association and being eligible, offer themselves for re-election –

B Joseph
Group merchandise director. Admitted as an attorney and conveyancer in October 1967. Joined The Premier Milling Company Limited in 1968 as group legal adviser. Held various management positions at The Premier Group from 1973 until he left in 1982 to take up a position at the Union Wine Group, where he remained until 1984 when he joined the company as general manager, marketing. Has held various positions with the Group, culminating in his present position.

G H Pieterse
Non-executive director. Currently managing director of African Renaissance Investment Management (Proprietary) Limited, the operating subsidiary of African Renaissance Holdings Limited. Holds various non-executive directorships and is chairman of the South African Wine Industry Trust. Instrumental in establishing the national BEE Commission. Past national deputy president of the Black Management Forum and for the duration of the Presidential Review Commission appointed by then President Nelson Mandela, was tasked with the review and transformation of the South African public service.

A Reitzer
Chief executive of Metcash Trading Limited, Australasia. Has 26 years experience in the retail/wholesale FMCG industry. Previously held positions in the Group as director heading operations in Russia and Israel, marketing director, IT director and Group operations director.

V D Rubin
Group financial director. Qualified as a chartered accountant in 1969 and practised as a partner in a leading firm for fifteen years. Joined Score Food Holdings Limited ("Score") in 1989 as group financial director and became Group financial director of the company in 1991 on the merger of the company with Score. Has 21 years industry experience.

C F Turner
Non-executive director. Held numerous executive positions during his business career, primarily in merchant banking and corporate finance, including that of associate director, Nedcor Investment Bank Limited, and deputy chairman, PSG Investment Bank Limited. Presently chief executive of NewFound Capital (Proprietary) Limited, and a non-executive director of Vestacor Limited, and other companies. Appointed to the board of the company in September 2003 and as chairman of its audit committee in December 2003.

3 Reappointment of auditors

To confirm the reappointment of the auditors of the company, Ernst & Young, for the financial year to 30 April 2005.

4 Special business

To consider, and, if deemed fit, pass, with or without modification, the following resolutions –

As a special resolution

"THAT the company's name be changed from Metro Cash and Carry Limited to Metoz Holdings Limited."

The terms of the special resolution are set out above and the effect thereof will be that the company's name will be changed in order to more correctly reflect the nature of the company's main business.

As ordinary resolution number 1

"RESOLVED THAT, subject to the requirements of the JSE Securities Exchange South Africa and to sections 221 and 222 of the Companies Act, 1973, as amended, all the unissued ordinary shares of the company be placed under the control of the directors of the company who are authorised, in their discretion, to allot and issue such shares on such terms and conditions as and when they deem fit."

As ordinary resolution number 2

"RESOLVED THAT, subject to not less than 75% of shareholders present in person or by proxy and entitled to vote at the annual general meeting at which this ordinary resolution is to be considered, voting in favour thereof, the directors of the company be and are hereby authorised, by way of a general authority, to issue all or any of the authorised but unissued ordinary shares in the capital of the company for cash as they in their discretion deem fit, subject to the following limitations –

1 the authority will not extend beyond the earlier of either the date of the annual general meeting of the company in respect of its financial year ending 30 April 2005 or the date of the expiry of fifteen months from the date of this resolution;

2 issues in terms of this authority will not exceed 15% in the aggregate of the shares of that class in the company's issued share capital in any one financial year (including securities which are compulsorily convertible into shares of that class) at the date of application less any shares of that class issued, or to be issued in the future arising from options/convertible shares issued during the current financial year, plus any shares to be issued pursuant to an announced irrevocable and fully underwritten rights offer or to be issued pursuant to any acquisition for which final terms have been announced;

3 upon any issue of shares which, together with prior issues during any financial year, will constitute 5% or more of the number of shares of the class in issue, the company shall, by way of a paid press announcement, in terms of 11.22 of the Listings Requirements of the JSE Securities Exchange South Africa ("the JSE"), give full details thereof, including the effect on the net asset value of the company and earnings per share, the number of shares issued and the average discount to the weighted average traded price of the shares over the thirty days prior to the date that the price of such issue was determined by the company's directors;

4 the maximum discount at which shares may be issued is 10% of the weighted average traded price of the shares in question over the thirty business days prior to the date that the price of the issue is determined or agreed by the directors;

5 any such issue will only be made to public shareholders and not to related parties as defined by the JSE, and must be of a class already in issue."

5 Other business

To transact such other business as may be transacted at an annual general meeting.

A member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies, who need not be members of the company, to attend and speak and, on a poll, vote in his stead.

A form of proxy is attached for use by certificated members and dematerialised members with own name registration who cannot attend the meeting and wish to be represented thereat. The form of proxy must reach the registered office of the company at least forty-eight hours before the meeting, i.e. by not later than 10h00 on Friday, 22 October 2004.

Members whose shares have been dematerialised (other than by own name registration) must inform their Central Securities Depository Participant ("CSDP") or broker of their intention to attend the meeting and obtain the necessary authorisation from the CSDP or broker to attend the meeting, or provide the CSDP or broker with voting instructions in terms of the custody agreement entered into between such shareholders and their CSDP or broker should they not be able to attend the meeting in person but wish to be represented thereat. These instructions must be provided to their respective CSDP or broker by the cut-off time or date advised by their CSDP or broker for instructions of this nature.

By order of the board

P M Gishen (Miss)
Group company secretary

Johannesburg
9 September 2004

IMPORTANT DATES AND TIMES RELATING TO THE CHANGE OF NAME

	2004
Last day to lodge forms of proxy for the general meeting by 10h00	Friday, 22 October
Annual general meeting to be held at 10h00	Tuesday, 26 October
Results of the annual general meeting published on SENS	Tuesday, 26 October
Results of the annual general meeting published in the press	Wednesday, 27 October
Resolution for change of name registered by Registrar of Companies	Wednesday, 27 October
Last day to trade in Metro shares	Friday, 5 November
Listing and trading of Metoz shares commences at commencement of business	Monday, 8 November
Record date	Friday, 12 November
New share certificates in the name of Metoz posted to certificated shareholders (if documents of title have been received on or prior to the record date) or, failing receipt of documents of title on or before the record date, within five business days of receipt thereof by the transfer secretaries	Monday, 15 November
Dematerialised shareholders will have their safe custody accounts held at their CSDP or broker updated to reflect the new shares and the change of name	Monday, 15 November

Notes

1 These dates and times are subject to change, and any such change will be published on SENS and in the press.

2 Metro share certificates may not be dematerialised or rematerialised after Friday, 5 November 2004.

SURRENDER OF DOCUMENTS OF TITLE BY CERTIFICATED SHAREHOLDERS

Dematerialised shareholders

Dematerialised shareholders need take no action in terms of this section.

Certificated shareholders

Certificated shareholders must surrender their documents of title in order to receive new documents of title reflecting the change of name. Such shareholders who wish to anticipate the approval of the resolution to be proposed at the annual general meeting and so expedite receipt of their new documents of title should complete the attached form of surrender and return it, together with the relevant documents of title, in accordance with the instructions contained therein.

Documents of title surrendered in anticipation of the resolution being approved will be held in trust by the transfer secretaries. In the event that the resolution is not passed and registered, the transfer secretaries will, by not later than five business days after the date upon which it becomes known that the change of name will not become operative, return the documents of title to such shareholders by registered post at the risk of such shareholders.

The attention of certificated shareholders is drawn to the fact that if their documents of title in respect of certificated shares are surrendered in advance, it will not be possible to dematerialise or to trade their shares on the JSE Securities Exchange South Africa ("the JSE") between the date of such surrender and the operative date. In addition, no dematerialisation or rematerialisation of share certificates in the name of Metro Cash and Carry Limited will take place after Friday, 5 November 2004.

If the documents of title have been lost or destroyed and the holder produces evidence to this effect to the satisfaction of the company, the company may dispense with the surrender of documents of title requirements against provision of an acceptable indemnity, the cost of which indemnity will be borne by the shareholder concerned.

EXCHANGE CONTROL REGULATIONS

The following is a summary of the exchange control regulations insofar as they apply to shareholders. In the event of shareholders having any doubts, they should consult their professional advisors without delay.

Emigrants from the common monetary area

A "non-resident" endorsement will be stamped on every new certificate or electronic record statement issued to a shareholder who is an emigrant from the common monetary area. Such new certificate or electronic record statement, as the case may be, will be forwarded to the authorised dealer in foreign exchange in South Africa controlling the shareholder's blocked assets.

The attached form of surrender makes provision for details to be given of the authorised dealer concerned.

If the information regarding the authorised dealer is not given, the certificates or electronic record statements will be held in trust for the shareholders concerned pending receipt of the necessary information or instruction.

All other non-residents of the common monetary area

A "non-resident" endorsement will be stamped on every new certificate or electronic record statement issued to a shareholder whose registered address is outside the common monetary area. Such new certificates or electronic record statements will be forwarded to the shareholder's authorised dealer in foreign exchange. Where the shareholder does not have an authorised dealer in South Africa, the certificates or electronic record statements will be posted, at the risk of such shareholder, to the address of such shareholder in the share register on the record date.

The attached form of surrender makes provision for details of the authorised dealer concerned.

All CSDP's and brokers with whom shares have been dematerialised should note that they are required to comply with the South African exchange control regulations set out above.

Information not provided

If the information regarding the authorised dealer in terms hereof is not given and no instructions are given as required, the new documents of title will be held by the transfer secretaries of the company for the certificated shareholders concerned pending receipt of the necessary information or instructions.

METRO CASH AND CARRY LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MTC ISIN number: ZAE000012688
("the company")

For use only by certificated shareholders and own name dematerialised shareholders at the annual general meeting of the company to be held at the head office of the company, First Floor, 33 Scott Street, Waverley, Johannesburg, at 10h00 on Tuesday, 26 October 2004, or such later time that may be applicable ("the meeting").

ANNUAL GENERAL MEETING

I/We ______________________________

of ______________________________

being a member/members of the company, and entitled to [Number of votes: ______] (1 share = 1 vote)

hereby appoint

____

of ______________________________

or failing him, the chairman of the meeting, as my/our proxy to vote for me/us and on my/our behalf at the meeting to be held at 10h00 on Tuesday, 26 October 2004, and at any adjournment thereof.

	For	Against	Abstain
1 Adoption of annual financial statements			
2 Re-election of directors –			
B Joseph			
G H Pieterse			
A Reitzer			
V D Rubin			
C F Turner			
3 Reappointment of auditors			
4 Change of name			
5 Place unissued shares under the control of the directors			
6 Provide the directors with a general mandate to issue shares for cash, subject to certain specific requirements laid down by the JSE Securities Exchange South Africa			

Signed this ______________ day of ______________ 2004

____
Signature of member

NOTES

1 This form of proxy must be signed and the date filled in thereon when signing. The form of proxy must reach the company at least forty-eight hours before the meeting.

2 If the form of proxy is signed under a power of attorney, such power of attorney, unless previously registered with the company or waived by the chairman of the meeting, must accompany it, failing which the form of proxy cannot be used at the meeting.

3 The name of a proxy or the names of two alternative proxies may be inserted in the space provided, with or without deleting "the chairman of the meeting", but any such deletion must be initialled by the shareholder concerned. The person whose name appears first on the form of proxy and who is present at the meeting will be entitled to act as proxy to the exclusion of those whose names follow.

4 Please insert an "X" in the relevant spaces according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in the company, insert the number of ordinary shares held in respect of which you wish to vote. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the meeting as he/she deems fit in respect of all the shareholders' votes exercisable thereat. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder or by his/her proxy, but the total of the votes cast and in respect whereof abstentions are recorded may not exceed the total of the votes exercisable by the shareholder or by his/her proxy.

5 The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof. Where there are joint holders of shares, the vote of the senior joint holder who tenders a vote, as determined by the order in which the names stand in the register of members, will be accepted.

6 Any alterations or corrections made to this form of proxy must be initialled by the signatory/ies.

7 A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries of the company.

8 The chairman of the meeting may, in his absolute discretion, accept or reject any form of proxy which is completed other than in accordance with these notes.

9 If required, additional forms of proxy are available from the transfer secretaries or the group company secretary.

10 Dematerialised shareholders, other than by own name registration, must NOT complete this form of proxy but must provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between such shareholders and their CSDP or broker.

METRO CASH AND CARRY LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MTC ISIN number: ZAE000012688
("the company")

FOR USE ONLY BY CERTIFICATED SHAREHOLDERS OF THE COMPANY

PLEASE REFER TO THE INSTRUCTIONS BELOW AND NOTES ON THE REVERSE SIDE OF THIS FORM BEFORE COMPLETING THIS FORM. SHAREHOLDERS WHO HAVE DEMATERIALISED THEIR SHARE CERTIFICATES MUST NOT COMPLETE THIS FORM.

Completion of the form

Shareholders are required to surrender their share certificates and/or other documents of title in respect of all their existing ordinary shares by completing and sending this form, together with the share certificates/documents of title, to the company's transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107).

PLEASE COMPLETE THE FOLLOWING IN BLOCK LETTERS

Dear Sirs

I/We
Surname ______________________________

First names (*in full*) ______________________________

Title (*Mr, Mrs, Miss, etc.*) ______________________________

hereby surrender the undermentioned share certificates and/or documents of title

Signature ______________________________ Date ______________

Address to which new share certificates should be sent (if different to registered address)

______________________________ Postal code ______________

Subject to the approval, and, where necessary, the registration, of the resolutions contained in the notice of meeting to which this form of surrender is attached being fulfilled, certificates reflecting the change of name of the company will be sent to the above address by registered post at the risk of the shareholder concerned on Monday, 15 November 2004, if the documents of title have been surrendered by Friday, 5 November 2004, or within five business days of receipt of such documents of title if surrendered after Friday, 5 November 2004. Contrary instructions will not be accepted.

APPLICABLE TO ALL CERTIFICATED SHAREHOLDERS

Share certificates and/or documents of title surrendered

Name of registered holder (separate form for each holder)	Certificate number/s	Number of shares	For office use only
		Total	

APPLICABLE TO NON-RESIDENT SHAREHOLDERS ONLY

Non-residents who are emigrants from South Africa

Share certificates will be sent to an authorised dealer in foreign exchange in South Africa controlling such shareholder's blocked assets and will be restrictively endorsed in terms of the exchange control regulations. Such non-residents must give the following information –

Name and address of the authorised dealer in South Africa ______________________________

____

Account number ______________

(If no nomination is made in terms of this section, the new share certificate will be held in trust by the transfer secretaries).

All other non-residents

A share certificate will be sent to the registered address of the non-resident concerned or any other address in accordance with the posting instructions given above and will be restrictively endorsed in terms of the South African exchange control regulations. Such other non-residents must give the following information –

Name and address of the authorised dealer in South Africa ______________________________

____

____

Account number ______________

NOTES

1 The completed form of surrender, together with share certificates and/or documents of title, must be delivered or mailed to the transfer secretaries at the following address in an envelope marked "Metro – Certificates of Title" –

By hand

Computershare Investor Services 2004
(Proprietary) Limited
70 Marshall Street
Johannesburg
2001

By post

Computershare Investor Services 2004
(Proprietary) Limited
PO Box 61051
Marshalltown
2107

(Telephone number: (011) 370-5000)

2 No receipts will be issued for share certificates and/or documents lodged unless specifically requested. In compliance with the requirements of the JSE Securities Exchange South Africa ("the JSE"), lodging agents requiring receipts are requested to prepare special transaction receipts.

3 A minor must be assisted by his/her parent or guardian.

4 Where shares are jointly held, this form must be signed by all joint holders.

5 If this form is signed under power of attorney, such document must be produced unless it has previously been noted by the transfer secretaries or the documents have been lodged with a JSE stockbroker and this form bears the stamp of that stockbroker.

6 If the shareholder is a deceased estate, this form must be accompanied by the letters of executorship unless the relevant documents have been lodged with a JSE stockbroker and this form bears the stamp of that stockbroker.

7 *If a member produces evidence to the satisfaction of the company that the share certificate in respect of* his/her shares have been lost or destroyed, the company may waive the surrender of that certificate against an indemnity given by the shareholder or other person and in a form and on terms and conditions approved by the company, or the company may, in its discretion, waive the requirement for the indemnity.

8 Shareholders who have dematerialised their shares must NOT complete this form. Where such shareholders wish to provide a new address to which share statements are to be posted, they should contact their CSDP or broker and provide such details so that the CSDP or broker can in turn inform the transfer secretaries.

Metro